Exhibit 99.1

J. P. Morgan

Date: March 17, 2021

To,

Company Secretary

Vedanta Limited

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai,

Maharashtra, 400093

Dear Sir/ Madam,

Voluntary open offer pursuant to Regulation 6 of the SEBI (SAST) Regulations (as defined below) for the acquisition of up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares (as defined below) representing 17.51% of the fully diluted voting share capital of Vedanta Limited (“Target Company”), from the Public Shareholders (as defined below) of the Target Company by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer (“Open Offer”).

With regards to the captioned Voluntary Open Offer under Regulation 6 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011, as amended (“Takeover Regulations”), the Acquirer, together with the PACs had made (i) a Public Announcement for the Voluntary Open Offer dated January 9, 2021 (“Public Announcement”), which was duly intimated to BSE Limited and National Stock Exchange of India Limited on January 9, 2021, and a copy of the Public Announcement was also filed with the SEBI and sent to the Target Company on January 9, 2021, (ii) a Corrigendum to the Public Announcement dated January 14, 2020 which was duly intimated to BSE Limited and National Stock Exchange of India Limited on January 14, 2021, and a copy of the Corrigendum to the Public Announcement was also filed with the SEBI and sent to the Target Company on January 14, 2021, and (iii) a Detailed Public Statement for the Voluntary Open Offer dated January 14, 2021 (“DPS”), which was published in the newspapers on January 15, 2021 in accordance with Regulation 14 (3) of the Takeover Regulations and a copy of the DPS was duly disclosed / sent to BSE, NSE, SEBI and the Target Company on January 15, 2021. The Acquirer, together with the PACs, has filed the Draft Letter of Offer dated January 19, 2021 (“DLOF”) with SEBI on January 19, 2021 and a copy of the DLOF was duly disclosed / sent to BSE, NSE and the Target Company on January 19, 2021. The Acquirer together with the PACs has made a Corrigendum to Detailed Public Statement and the Draft Letter of Offer dated February 17, 2021 which was published on February 18, 2021 in the same newspapers in which the DPS was published and copy was duly disclosed / sent to BSE, NSE, SEBI and the Target Company on February 18, 2021. Further, the Acquirer and PACs has made an Announcement cum Corrigendum to Public Announcement, Detailed Public Statement and the Draft Letter of Offer dated March 16, 2021 which was published the next day on March 17, 2021 in the same newspapers in which the DPS was published and certain other newspapers.

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz - East, Mumbai - 400 098

J. P. Morgan

Further, to the above please find enclosed a copy of the Letter of Offer, along with the Form of Acceptance cum Acknowledgement (“LOF”) dated March 16, 2021. Request you to upload the same on your websites.

Terms not defined herein shall have the meaning ascribed to them under the LOF.

Thank you.

Yours sincerely,

For J.P. Morgan India Private Limited

/s/ Nitin Maheshwari

Authorised Signatory

Name: Nitin Maheshwari

Designation: Managing Director

LETTER OF OFFER

“THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION”

This letter of offer (“Letter of Offer”/ “LOF”) is sent to you as a Public Shareholder (as defined below) of Vedanta Limited (“Target Company”). If you require any clarifications about the action to be taken, you may consult your stock broker or investment consultant or the Manager to the Offer/ Registrar to the Offer (as defined below). In case you have recently sold your Equity Shares (as defined below) in the Target Company, please hand over the LOF and the accompanying Form of Acceptance (as defined below) to the member of stock exchange through whom the said sale was effected.

VOLUNTARY OPEN OFFER (“OPEN OFFER/ OFFER”) BY

VEDANTA RESOURCES LIMITED (“Acquirer”) Registered Office: 8th Floor, 20 Farringdon Street, London, EC4A 4AB; Tel. No.: +442074995900; Fax No.: +442074918440

ALONG WITH

TWIN STAR HOLDINGS LIMITED (“PAC 1”)

Registered Office: C/o IQ EQ Corporate Services (Mauritius) Limited 33 Edith Cavell Street, Port Louis 11324, Mauritius;

Tel. No.: +2302129800; Fax No.: +2302129833

VEDANTA HOLDINGS MAURITIUS LIMITED (“PAC 2”)

Registered Office: C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius;

Tel. No.: +230 4040200; Fax No.: +2304040201

AND

VEDANTA HOLDINGS MAURITIUS II LIMITED (“PAC 3”)

Registered Office: C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius;

Tel. No.: +2304040200; Fax No.: +230404201

(PAC 1, PAC 2 and PAC 3 are collectively referred to as “PACs”)

TO ACQUIRE UP TO 651,000,000 (SIX HUNDRED FIFTY ONE MILLION) EQUITY SHARES, REPRESENTING 17.51% OF THE VOTING SHARE CAPITAL (AS DEFINED BELOW), AT A PRICE OF INR 235 (INDIAN RUPEES TWO HUNDRED THIRTY FIVE ONLY) PER EQUITY SHARE PAYABLE IN CASH, PURSUANT TO AND IN ACCORDANCE WITH THE SECURITIES AND EXCHANGE BOARD OF INDIA (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 2011, AS AMENDED (“SEBI (SAST) REGULATIONS”), FROM THE PUBLIC SHAREHOLDERS OF

VEDANTA LIMITED

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093;

Tel. No.: +91 22 6643 4500; Fax No.: +91 22 6643 4530

Notes:

1.	This Open Offer (as defined below) is being made by the Acquirer and the PACs pursuant to and in compliance with Regulation 6 of the SEBI (SAST) Regulations.
2.	This Open Offer is not conditional upon any minimum level of acceptance in terms of Regulation 19 of SEBI (SAST) Regulations.
3.	This Open Offer is not a competing offer in terms of Regulation 20 of the SEBI (SAST) Regulations.
4.

NRIs (as defined below), OCBs (as defined below), FIIs/ FPIs (as defined below) and other non-resident holders of the Equity Shares, if any, must obtain all requisite approvals/ exemptions required, if any, to tender the Equity Shares held by them in this Open Offer, and submit such approvals/ exemptions along with the documents required to accept this Open Offer. Further, if the Public Shareholders who are not persons resident in India (including NRIs, OCBs, FIIs and FPIs) had required any approvals (including from the Reserve Bank of India or any other regulatory authority/ body) at the time of the original investment in respect of the Equity Shares held by them currently, they will be required to submit such previous approvals that they would have obtained for acquiring/holding the Equity Shares, along with the other documents required to be tendered to accept this Open Offer. If such approvals are not submitted, the Acquirer and/or the PACs reserve the right to reject such Equity Shares tendered in this Open Offer.

5.

As on the date of this LOF, to the best of the knowledge of the Acquirer and the PACs, there are no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer, save and except as set out in paragraph 7.4 (Statutory and other Approvals) of this LOF. The approval set out in paragraph 7.4.1 of this LOF has been obtained by the Acquirer and PACs. However, in case any further statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such other statutory or other approval(s) being obtained.

6.

An upward revision to the Offer Price and/ or Offer Size (as defined below), if any, may be done in accordance with SEBI (SAST) Regulations at any time prior to commencement of 1 Working Day (as defined below) before the commencement of the Tendering Period (as defined below), and the Acquirer and PACs shall: (a) make corresponding increase to the escrow amount prior to such upward revision; (b) make an announcement in the same newspapers in which the DPS (as defined below) has been published; and (c) simultaneously notify the Stock Exchanges (as defined below), SEBI (as defined below) and the Target Company at its registered office of such revision. The revised price payable pursuant to such revision of the Offer Price would be payable to all the Equity Shares validly tendered at any time during the Tendering Period and accepted under the Offer. In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs have decided to revise: (a) the offer size from 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares, representing to 10% of the Voting Share Capital to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares representing 17.51% of the Voting Share Capital; and (b) the offer price from INR 160 (Indian Rupees One Hundred Sixty only) to INR 235 (Indian Rupees Two Hundred and Thirty Five only) (for further details, please see paragraph 3.2.3 of this LOF).

7.

The Acquirer and the PACs may withdraw the Offer in accordance with the condition specified in paragraph 7.4.8 of this LOF. In the event of a withdrawal of the Offer, the Acquirer and the PACs (through the Manager) shall, within 2 Working Days of such withdrawal, make an announcement of such withdrawal, in the same newspapers in which the DPS had appeared, stating the grounds for the withdrawal in accordance with Regulation 23(2) of the SEBI (SAST) Regulations and such announcement will also be sent to SEBI, Stock Exchanges and the Target Company at its registered office.

8.	There has been no competing offer as on the date of this LOF.
9.	U.S. Holders should refer to section “Special Information for U.S. Holders” for important U.S. security disclosure information.
10.

Copies of the Public Announcement (“PA”), Corrigendum to PA (as defined below), Detailed Public Statement (“DPS”), Draft Letter of Offer (“DLOF”) and Corrigendum to DPS and DLOF (as defined below) are available on the website of the Securities and Exchange Board of India (“SEBI”) at www.sebi.gov.in. The LOF (including Form of Acceptance) is also expected to be available on the website of SEBI.

11.	Holders of Equity Shares will NOT have withdrawal rights in connection with the Open Offer.

Manager to the Offer	Registrar to the Offer

J.P. Morgan India Private Limited	KFin Technologies Private Limited

J.P. Morgan Tower, Off C. S. T. Road, Kalina,

Santacruz (East), Mumbai – 400 098

Tel: +91 22 6157 3000

Fax: +91 22 6157 3911

Contact person: Mr. Vaibhav Shah

Email: vedanta_openoffer@jpmorgan.com

SEBI registration no: INM000002970

Validity period: Permanent

(formerly known as Karvy Fintech Private Limited)

Selenium Building, Tower- B, Plot No 31 & 32, Gachibowli, Financial District Nanakramguda, Serilingampally, Hyderabad Rangareddi – 500032, Telangana

Tel.: +91 40 6716 2222/ 1-800-34-54001

Fax: +91 40 2343 1551

Contact person: Mr. Murali Krishna

Email: Vdl.voluntaryopenoffer@kfintech.com

SEBI registration no.: INR000000221

Validity period: Permanent

SCHEDULE OF MAJOR ACTIVITIES OF THE OFFER

Activity	Original schedule of Activities (as disclosed in DLOF)		Revised schedule of activities
	Date	Day	Date	Day
Date of the PA	January 09, 2021	Saturday	January 09, 2021	Saturday
Date of publication of the DPS	January 15, 2021	Friday	January 15, 2021	Friday
Date of filing of the DLOF with SEBI	January 19, 2021	Tuesday	January 19, 2021	Tuesday
Last date for public announcement for competing offer(s)(1)	February 08, 2021	Monday	February 08, 2021	Monday
Last date for receipt of SEBI observations on the DLOF (in the event SEBI has not sought clarifications or additional information from the Manager)	February 10, 2021	Wednesday	February 16, 2021(2)	Tuesday(2)
Identified Date(3)	February 12, 2021	Friday	March 8, 2021	Monday
Last date by which the LOF is to be dispatched to the Public Shareholders whose name appears on the register of members on the Identified Date	February 22, 2021	Monday	March 19, 2021(4)(5)	Friday(4)(5)
Last date by which the committee of the independent directors of the Target Company is required to give its recommendation to the Public Shareholders for this Open Offer	February 25, 2021	Thursday	March 19, 2021	Friday
Last date for upward revision of the Offer Price and/ or the size of the Open Offer	February 25, 2021(6)	Thursday(6)	March 19, 2021	Friday
Date of publication of opening of Open Offer public announcement in the newspapers in which the DPS has been published	February 26, 2021	Friday	March 22, 2021	Monday
Date of commencement of the tendering period (“Offer Opening Date”)	March 01, 2021	Monday	March 23, 2021(4)	Tuesday(4)
Date of closure of the tendering period (“Offer Closing Date”)	March 15, 2021	Monday	April 07, 2021	Wednesday
Last date of communicating the rejection/ acceptance and completion of payment of consideration or refund of Equity Shares to the Public Shareholders	March 30, 2021	Tuesday	April 26, 2021	Monday
Last date for publication of post-Open Offer public announcement in the newspapers in which the DPS has been published	April 07, 2021	Wednesday	May 03, 2021	Monday

(1)	There has been no competing offer as of the date of this LOF.
(2)	Actual date of receipt of SEBI’s final observations on the DLOF.
(3)

Identified Date is only for the purpose of determining the names of the Public Shareholders as on such date to whom the LOF would be sent. It is clarified that all Public Shareholders holding Equity Shares are eligible to participate in the Open Offer at any time before the closure of the Tendering Period.

(4)

Pursuant to an email dated March 02, 2021, on account of time taken for the process to receive certain exemptions and no action relief from U.S. Securities and Exchange Commission, SEBI granted an extension to the Acquirer and PACs permitting them to dispatch the LOF within 7 Working Days from the receipt of such exemptions and no action relief and commence the tendering period within 12 Working Days from the receipt of such exemptions and no action relief subject to them paying interest for any delay at 10% per annum.

(5)	The electronic dispatch of the LOF is expected to be completed on March 17, 2021 and dispatch of physical copies of the LOF is expected to be completed by March 19, 2021.
(6)	This date was inadvertently stated in the DLOF as February 26, 2021. However, it should be read as February 25, 2021.

RISK FACTORS RELATING TO THE PROPOSED OFFER AND THE PROBABLE RISK INVOLVED IN ASSOCIATING WITH THE ACQUIRER AND THE PACS

For capitalized terms used herein, please refer to the section on Definitions set out below.

A.	Relating to the Offer

a.

This Offer is a voluntary offer to acquire up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares representing 17.51% of the Voting Share Capital. In the event that the number of Equity Shares validly tendered by the Public Shareholders under this Offer is more than the number of Offer Shares agreed to be acquired in this Offer, the Acquirer and/or any one or more PACs shall accept the Equity Shares received from the Public Shareholders on a proportionate basis. Accordingly, there is no assurance that all the Equity Shares tendered by the Public Shareholders in the Open Offer will be accepted. The unaccepted Equity Shares will be returned to the Public Shareholders in accordance with the schedule of activities for the Open Offer.

b.

As on the date of this LOF, to the best of the knowledge of the Acquirer and the PACs, there are no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer, save and except as set out in paragraph 7.4 (Statutory and other Approvals) of this LOF and those which become applicable prior to completion of the Open Offer. However, in case any statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such statutory or other approval(s) being obtained. In the event of delay of any such statutory approvals, this Offer process may be delayed beyond the schedule of activities indicated in this LOF. Consequently, the payment of consideration to the Public Shareholders whose Equity Shares are validly tendered and accepted in this Offer, as well as the return of Equity Shares not validly tendered and accepted in this Offer, may be delayed. As per Regulation 18(11) of the SEBI (SAST) Regulations, SEBI may, if satisfied that the non-receipt of approvals was not on account of any wilful default or negligence on the part of the Acquirer and/or the PACs, grant extension for the purpose of completion of this Open Offer subject to the Acquirer and the PACs agreeing to pay interest to the Public Shareholders, as may be specified by SEBI. Where any statutory or other approval extends to some but not all of the Public Shareholders, the Acquirer and/ or the PACs shall have the option to make payment to such Public Shareholders in respect of whom no statutory or other approvals are required in order to complete this Open Offer. In terms of Regulation 23(1) of the SEBI (SAST) Regulations, in the event that the approvals specified in paragraph 7.4 of this LOF or those which become applicable prior to completion of the Open Offer are not received, for reasons outside the reasonable control of the Acquirer and the PACs, then the Acquirer and the PACs shall have the right to withdraw the Open Offer. In the event of such a withdrawal of the Open Offer, the Acquirer and the PACs (through the Manager) shall, within 2 Working Days of such withdrawal, make an announcement of such withdrawal, in the same newspapers in which the DPS had appeared, stating the grounds for the withdrawal in accordance with Regulation 23(2) of the SEBI (SAST) Regulations and such announcement will also be sent to SEBI, Stock Exchanges and the Target Company at its registered office. The approval set out in paragraph 7.4.1 of this LOF has been obtained by the Acquirer and PACs. Further, pursuant to an email dated March 02, 2021, on account of time taken for the process to receive certain exemptions and no action relief from U.S. Securities and Exchange Commission, SEBI granted an extension to the Acquirer and PACs permitting them to dispatch the LOF within 7 Working Days from the receipt of such exemptions and no action relief and commence the tendering period within 12 Working Days from the receipt of such exemptions and no action relief subject to them paying interest for any delay at 10% per annum.

c.

If, (i) there is any litigation, that leads to a stay on the Open Offer or restricts the Acquirer and/or the PACs from performing its obligations hereunder; or (ii) SEBI instructs the Acquirer and/or the PACs not to proceed with the Open Offer, then the Open Offer process may be delayed beyond the schedule of activities indicated in this LOF. Consequently, the payment of consideration to the Public Shareholders whose Equity Shares have been accepted in this Open Offer as well as return of the Equity Shares not accepted by the Acquirer and/or the PAC(s) may be delayed.

d.

Equity Shares once tendered in the Open Offer cannot be withdrawn by the Public Shareholders, even in the event of a delay in the acceptance of Equity Shares under the Open Offer and/ or the payment of consideration. The tendered Equity Shares and documents will be held in trust for the benefit of the Public Shareholders, who have tendered Equity Shares in the Open Offer, by the Clearing Corporation/ Registrar to the Offer until such time the process of acceptance of tenders of Equity Shares under the Open Offer and the payment of consideration is completed. Once tendered, the Public Shareholders will not be able to trade in such Equity Shares. During such period, there may be fluctuations in the market price of the Equity Shares that may adversely impact the Public Shareholders who have tendered their Equity Shares in this Open Offer. The Public Shareholders will be solely responsible for their decisions regarding participation in this Open Offer.

e.

NRIs and OCB holders of the Equity Shares, if any, must obtain all requisite approvals required to tender the Equity Shares held by them in this Offer (including, without limitation, the approval from the RBI since the Equity Shares in this Offer may be acquired by a non-resident entity along with the resident entity) and submit such approvals along with the Form of Acceptance and other documents required to accept this Offer. In the event such approvals are not submitted, the Acquirer and/or the PACs reserve the right to reject such Equity Shares tendered in this Offer. Further, if Public Shareholders who are not persons resident in India (including NRIs, OCBs, FIIs and FPIs) had required any approvals (including from the RBI or any other regulatory body) at the time of their original investment in respect of the Equity Shares held by them, they will be required to submit such previous approvals that they would have obtained for acquiring/ holding the Equity Shares, along with the other documents required to be tendered to accept this Offer. If such previous approvals and/or the relevant documents are not submitted, the Acquirer and/or the PACs reserve the right to reject such Equity Shares tendered in this Offer. If the Equity Shares are held under the general permission of the RBI, the non-resident Public Shareholders should state that the Equity Shares are held under such general permission. Further, NRIs, OCBs, and entities incorporated outside India and which are owned and controlled by NRIs should clarify whether the Equity Shares are held on a repatriable basis or non-repatriable basis.

f.

This LOF, together with the DPS, Corrigendum to DPS and DLOF, PA and Corrigendum to the PA in connection with the Offer have been prepared for the purposes of compliance with the applicable laws and regulations of India, including the SEBI Act and the SEBI (SAST) Regulations, and has not been filed, registered or approved in any jurisdiction outside India. Recipients of this LOF who are resident in jurisdictions outside India should inform themselves of and comply with any applicable legal requirements. This Open Offer is not directed towards any person or entity in any jurisdiction where the same would be contrary to the applicable laws or regulations or would subject the Acquirer, the PACs or the Manager to the Offer to any new or additional registration requirements.

g.

Public Shareholders are advised to consult their respective stockbroker, legal, financial, investment or other advisors and consultants of their choosing, if any, for assessing further risks with respect to their participation in this Open Offer, and related transfer of Equity Shares to the Acquirer and/ or PAC(s). The Public Shareholders are advised to consult their respective tax advisors for assessing the tax liability pursuant to this Open Offer, or in respect of any other aspects such as the treatment that may be given by their respective assessing officers in their case, and the appropriate course of action that they should take. The Acquirer, the PACs and the Manager to the Offer do not accept any responsibility for the accuracy or otherwise of the tax provisions set forth in the LOF.

h.

The Acquirer, the PACs and the Manager to the Offer accept no responsibility for statements made otherwise than in the PA, Corrigendum to PA, DPS, Corrigendum to DPS and DLOF. LOF, or in the advertisements or any corrigenda or any materials issued by or at the instance of the Acquirer, the PACs or the Manager to the Offer in relation to the Open Offer. Notwithstanding the above, the Acquirer, the PACs and the Manager to the Offer do not accept responsibility for the statements made and information with respect to the Target Company (which has been sourced from publicly available sources or from the Target Company), as set out in the PA, Corrigendum to PA, DPS, Corrigendum to DPS and DLOF and LOF, or in the advertisements or any corrigenda or any materials issued by or at the instance of the Acquirer, the PACs or the Manager to the Offer. Anyone placing reliance on any other sources of information (not released by the Acquirer and/ or PACs) would be doing so at its own risk.

B.	Relating to Acquirer and the PACs

a.

The Acquirer, the PACs and Manager to the Offer make no assurance with respect to the continuation of the past trends in the financial performance or the future performance of the Target Company and disclaim any responsibility with respect to any decision by the Public Shareholders on whether or not to participate in the Open Offer.

b.	The Acquirer, the PACs and Manager to the Offer make no assurance with respect to their investment/divestment decisions relating to their proposed shareholding in the Target Company.

c.

The Acquirer, the PACs and Manager to the Offer do not provide any assurance with respect to the market price of the Equity Shares before, during or upon the completion of this Open Offer and expressly disclaim any responsibility or obligation of any kind (except as required by applicable law) with respect to any decision by any shareholder on whether to participate or not to participate in the Open Offer. It is understood that the Public Shareholders will be solely responsible for their decisions regarding their participation in this Offer.

d.	None of the Acquirer, the PACs or the Manager to the Offer will be responsible in any manner for any loss of Offer acceptance documents during transit.

e.

No action has been or will be taken to permit this Offer in any jurisdiction where action would be required for that purpose. The LOF shall be sent to all Public Shareholders whose names appear on the register of members of the Target Company, at their stated address, as of the Identified Date, subject to Regulation 18(2) of the SEBI (SAST) Regulations, viz. provided that where local laws or regulations of any jurisdiction outside India may expose the Acquirer, the PACs, the Manager to the Offer or the Target Company to material risk of civil, regulatory or criminal liabilities in the event the LOF in its final form were to be sent without material amendments or modifications into such jurisdiction, and the Public Shareholders resident in such jurisdiction hold Equity Shares entitling them to less than 5% of the voting rights of the Target Company, the Acquirer and/or the PACs may refrain from sending the LOF into such jurisdiction. Provided further that, subject to applicable law, every person holding Equity Shares, regardless of whether he, she or it held Equity Shares on the Identified Date or has not received the LOF, shall be entitled to tender such Equity Shares in acceptance of the Offer.

f.

The information pertaining to the Target Company contained in the PA or Corrigendum to PA or DPS or Corrigendum to DPS and DLOF or LOF or any other advertisement/ publications made in connection with the Open Offer has been compiled from information published by the Target Company or provided by the Target Company or publicly available sources. The Acquirer, the PACs and the Manager to the Offer do not accept any responsibility with respect to any misstatement by the Target Company in relation to such information.

The risk factors set forth above are not intended to cover a complete analysis of all risks as perceived in relation to the Open Offer or in association with the Acquirer and the PACs but are only indicative in nature. The risk factors set forth above pertain to the Open Offer and do not pertain to the present or future business or operations of the Target Company or any other related matters and are neither exhaustive nor intended to constitute a complete analysis of the risks involved in participation or otherwise by Public Shareholders in the Offer. Public Shareholders are advised to consult their stockbroker, tax advisors or investment consultant, for further risks with respect to their participation in the Open Offer.

NOTICE TO SHAREHOLDERS IN UNITED STATES

This Open Offer described in this LOF is not being made to, nor will tenders of shares be accepted from or on behalf of Public Shareholders in any jurisdiction in which such offer or invitation is not in compliance with applicable law or to any person to whom it is unlawful to make such offer or solicitation. Potential users of the information contained in this LOF are requested to inform themselves about and to observe any such restrictions.

The Open Offer is being made for acquisition of securities of an Indian company and Public Shareholders in the U.S. should be aware that this LOF and any other documents relating to the Open Offer have been or will be prepared in accordance with Indian procedural and disclosure requirements, including requirements regarding the Offer timetable and timing of payments, all of which differ from those in the U.S. For example, in terms of Regulation 18(9) of the SEBI (SAST) Regulations, shareholders who have tendered shares in the Open Offer are not entitled to withdraw such acceptance during the Tendering Period. Any financial information included in this LOF or in any other documents relating to the Open Offer, has been or will be prepared in accordance with non-U.S. accounting standards that may not be comparable to financial statements of companies in the U.S. or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles.

The receipt of cash pursuant to the Open Offer by a Public Shareholder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each Public Shareholder is urged to consult its independent professional adviser immediately regarding the tax consequences of accepting the Open Offer.

Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved the Open Offer or passed any comment upon the adequacy or completeness of this LOF. Any representation to the contrary is a criminal offence in the U.S.

NOTICE TO SHAREHOLDERS IN OTHER COUNTRIES

This LOF does not in any way constitute an offer to sell or an invitation to sell, any securities in any jurisdiction in which such offer or invitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. Potential users of the information contained in this LOF are requested to inform themselves about and to observe any such restrictions.

CURRENCY OF PRESENTATION

In this LOF, all references to “Rupees” or “INR” are references to the Indian Rupee(s) (“INR”). Certain financial details contained in the LOF are denominated in United States Dollars (“USD”). The INR equivalent quoted in each case for USD is calculated based on the reference rate of USD 1 = INR 73.3344 as on January 08, 2021 (Source: Financial Benchmarks India Private Limited) unless otherwise stated. In this LOF, any discrepancy in any table between the total and sums of the amount listed are due to rounding off and/or regrouping.

1.	DEFINITIONS

Acquirer	Vedanta Resources Limited
ADSs	American Depositary Shares issued by the Target Company that are listed on New York Stock Exchange
ADRs	American Depositary Receipts evidencing the ADSs
ADS Depositary / Depositary	Citibank, N.A., as depositary for the ADSs
BSE	BSE Limited
CDSL	Central Depository Services (India) Limited
Clearing Corporation	Indian Clearing Corporation Limited
CIN	Corporate Identity Number
Corrigendum to PA	Corrigendum to the Public Announcement issued by the Manager on behalf of the Acquirer and the PACs, in connection with the Offer, on January 14, 2021
Corrigendum to DPS and DLOF	Corrigendum to the DPS and DLOF issued by the Manager on behalf of the Acquirer and the PACs published on February 18, 2021 in the newspapers mentioned in paragraph 3.2.2 of this LOF
CY	Calendar Year
Deposit Agreement	Deposit Agreement dated as of September 06, 2013, by and among the Target Company (as successor in interest to Sesa Goa Limited), Citibank, N.A., as Depositary, and all holders and beneficial owners of ADSs issued thereunder.
Depositories	CDSL and NSDL
DLOF/ Draft Letter of Offer	The Draft Letter of Offer dated January 19, 2021 filed with SEBI pursuant to Regulation 16(1) of the SEBI (SAST) Regulations
DPS/ Detailed Public Statement	Detailed public statement in connection with the Open Offer, published on behalf of the Acquirer and the PACs on January 15, 2021 in the newspapers mentioned in paragraph 3.2.2 of this LOF
DIN	Director Identification Number
DP	Depository Participant
DTAA	Double Taxation Avoidance Agreement
EPS	Earnings per share
Equity Share(s)	Fully paid-up equity shares of Target Company of face value of INR 1 each
Escrow Agreement	Escrow Agreement dated January 12, 2021 entered into between the Acquirer, PACs, Manager to the Offer and the Escrow Agent
Escrow Agent	Axis Bank Limited acting through its branch located at 8, Ground floor, ABW Tower, IFFCO Chowk, MG Road, Gurugram 122 002, Haryana
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
FEMA	The Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder, as amended or modified from time to time
FII/FPI	Foreign Institutional Investor/ Foreign Portfolio Investor
Form of Acceptance	Form of Acceptance-cum-Acknowledgement
GAAR	General Anti Avoidance Rules
Identified Date	Date for the purpose of determining the names of the shareholders as on such date to whom the LOF would be sent i.e., March 8, 2021.
IT Act	Income Tax Act, 1961
LOF/ Letter of Offer	Letter of Offer dated March 16, 2021, duly incorporating SEBI’s comments on the Draft Letter of Offer, and including the Form of Acceptance
Manager to the Offer/ Manager	J.P. Morgan India Private Limited
Multilateral Instrument/ MLI	Multilateral Instrument shall mean the Multilateral Convention to Implement Tax Treaty related Measures to Prevent Base Erosion and Profit Shifting.
NRI	Non-Resident Indian as defined under FEMA
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
OCB(s)	Overseas Corporate Bodies
Offer or Open Offer	Voluntary open offer for acquisition of up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares being 17.51% of Voting Share Capital at the Offer Price, payable in cash.
Offer Period	The period between the date on which the PA was issued by the Acquirer and the PACs and the date on which the payment of consideration to the Public Shareholders whose Equity Shares are validly accepted in this Offer, is made, or the date on which this Offer is withdrawn, as the case may be.

Offer Price	In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs have decided to increase the offer price INR 160 (Indian Rupees One Hundred and Sixty only) to INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share consisting of INR 233.71 (Indian Rupees Two Hundred and Thirty Three and Seventy One Paise only) plus interest of INR 1.29 (Indian Rupee One and Twenty Nine Paise only) per Equity Share computed at 10% per annum calculated for a period of delay of 20 days from April 6, 2021 (being the last date for payment of consideration to the Public Shareholders whose Equity Shares would have been validly tendered and accepted in the Open Offer given SEBI’s observations on the DLOF were received on February 16, 2021) till April 26, 2021 (being the last date by which the actual payment of consideration is required to be made to Public Shareholders whose Equity Shares are validly tendered and accepted in the Open Offer).
Offer Shares	Upto 651,000,000 (Six Hundred and Fifty One Million) Equity Shares
Offer Size	In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs have decided to increase the number of Equity Shares to be acquired in the Open Offer from up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares representing 10% of the Voting Share Capital to up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares representing 17.51% of the Voting Share Capital.
PA/Public Announcement	Public announcement dated January 09, 2021 issued by the Manager on behalf of the Acquirer and the PACs, in connection with the Offer
PAC 1	Twin Star Holdings Limited
PAC 2	Vedanta Holdings Mauritius Limited
PAC 3	Vedanta Holdings Mauritius II Limited
PACs	Collectively, PAC 1, PAC 2 and PAC 3
PAN	Permanent Account Number
Public Shareholders	All the public shareholders of the Target Company who are eligible to tender their Equity Shares in the Open Offer, excluding the Acquirer, the PACs, other members of the Promoter Group, and other persons deemed to be acting in concert with the Acquirer and/or the PACs
Promoter Group	All members of the promoter and promoter group of the Target Company.
RBI	The Reserve Bank of India
Registrar to the Offer/ Registrar	KFin Technologies Private Limited
Indian Rupees or INR	Indian Rupees
SEBI	Securities and Exchange Board of India
SEBI Act	Securities and Exchange Board of India Act, 1992 and subsequent amendments thereto
SEBI (LODR) Regulations	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and subsequent amendment thereto
SEBI (SAST) Regulations	Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent amendments thereto
Stock Exchanges	Stock exchanges where the Equity Shares are listed, i.e., BSE and NSE
STT	Securities Transaction Tax
Target Company	Vedanta Limited
Tendering Period	Period commencing from March 23, 2021 and closing on April 07, 2021, both days inclusive, being a total of 10 Working Days which period shall not be further extended.
TRS	Transaction Registration Slip
UK	United Kingdom
U.S.	United States
US$	United States Dollars.
Voting Share Capital	The fully diluted voting share capital of Target Company
Working Day	Working days of SEBI as defined in the SEBI (SAST) Regulations, in Mumbai

Note: All capitalized terms used in this LOF and not specifically defined herein, shall have the meanings ascribed to them in the SEBI (SAST) Regulations.

2.	DISCLAIMER CLAUSE

“IT IS TO BE DISTINCTLY UNDERSTOOD THAT FILING OF DRAFT LETTER OF OFFER WITH SEBI SHOULD NOT IN ANY WAY BE DEEMED OR CONSTRUED THAT THE SAME HAS BEEN CLEARED, VETTED OR APPROVED BY SEBI. THE DRAFT LETTER OF OFFER HAS BEEN SUBMITTED TO SEBI FOR A LIMITED PURPOSE OF OVERSEEING WHETHER THE DISCLOSURES CONTAINED THEREIN ARE GENERALLY ADEQUATE AND ARE IN CONFORMITY WITH THE REGULATIONS. THIS REQUIREMENT IS TO FACILITATE THE PUBLIC SHAREHOLDERS OF VEDANTA LIMITED TO TAKE AN INFORMED DECISION WITH REGARD TO THE OFFER. SEBI DOES NOT TAKE ANY RESPONSIBILITY EITHER FOR FINANCIAL SOUNDNESS OF THE ACQUIRER AND THE PACS OR THE TARGET COMPANY WHOSE SHARES/CONTROL IS PROPOSED TO BE ACQUIRED OR FOR THE CORRECTNESS OF THE STATEMENTS MADE OR OPINIONS EXPRESSED IN THE LETTER OF OFFER. IT SHOULD ALSO BE CLEARLY UNDERSTOOD THAT WHILE ACQUIRER AND THE PACS ARE PRIMARILY RESPONSIBLE FOR THE CORRECTNESS, ADEQUACY AND DISCLOSURE OF ALL RELEVANT INFORMATION IN THE LETTER OF OFFER, THE MANAGER TO THE OFFER IS EXPECTED TO EXERCISE DUE DILIGENCE TO ENSURE THAT THE ACQUIRER AND THE PACS DULY DISCHARGE THEIR RESPONSIBILITY ADEQUATELY. IN THIS BEHALF, AND TOWARDS THIS PURPOSE, THE MANAGER TO THE OFFER - J.P. MORGAN INDIA PRIVATE LIMITED HAS SUBMITTED A DUE DILIGENCE CERTIFICATE DATED JANUARY 19, 2021 TO SEBI IN ACCORDANCE WITH THE SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 2011 AND SUBSEQUENT AMENDEMENT(S) THEREOF. THE FILING OF THE DRAFT LETTER OF OFFER DOES NOT, HOWEVER, ABSOLVE THE ACQUIRER AND THE PACS FROM THE REQUIREMENT OF OBTAINING SUCH STATUTORY CLEARANCES AS MAY BE REQUIRED FOR THE PURPOSE OF THE OPEN OFFER.”

2.1.	General Disclaimer

This LOF together with the PA dated January 09, 2021, Corrigendum to PA issued on January 14, 2021, the DPS that was published on January 15, 2021 and the Corrigendum to DPS and DLOF that was published on February 18, 2021 in connection with the Offer, has been prepared for the purposes of compliance with the applicable provisions of the SEBI (SAST) Regulations. Accordingly, the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside of India. Neither the delivery of this LOF, under any circumstances, create any implication that there has been no change in the affairs of the Target Company and the Acquirer and the PACs, since the date hereof or that the information contained herein is correct as at any time subsequent to this date. Nor is it to be implied that the Acquirer, PACs or any persons deemed to act in concert with them are under any obligations to update the information contained herein at any time after this date.

No action has been or will be taken to permit this Offer in any jurisdiction where action would be required for that purpose. The LOF shall be sent to all Public Shareholders whose names appear in the register of members of the Target Company, at their stated address, as of the Identified Date. However, receipt of the LOF by any Public Shareholder in a jurisdiction in which it would be illegal to make this Offer, or where making this Offer would require any action to be taken (including, but not restricted to, registration of this LOF under any local securities laws), shall not be treated by such Public Shareholder as an offer being made to them, and shall be construed by them as being sent for information purposes only. Accordingly, no such Public Shareholder may tender his, her or its Equity Shares in this Offer in such jurisdiction.

Persons in possession of the PA, Corrigendum to PA, the DPS, DLOF, Corrigendum to DPS and DLOF, this LOF and/or any other advertisement/ publication made or delivered in connection with the Offer are required to inform themselves of any relevant restrictions. Any Public Shareholder who tenders its Equity Shares in this Offer shall be deemed to have declared, represented, warranted and agreed that it is authorized under the provisions of any applicable local laws, rules, regulations and statutes to participate in this Offer.

3.	DETAILS OF THE OFFER

3.1.	Background of the Offer

3.1.1.

This Offer is not the result of any direct or indirect acquisition of voting rights in the Target Company or an open market purchase and is a voluntary open offer by the Acquirer and PACs to the Public Shareholders in accordance with Regulation 6 of the SEBI (SAST) Regulations. The Acquirer and the PACs are making the Offer to the Public Shareholders to acquire up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares representing 17.51% of the Voting Share Capital. This Offer does not result in any change of control over the Target Company.

3.1.2.

The Acquirer and PACs form part of the Promoter Group. As of the date of this LOF, the members of the Promoter Group collectively hold 2,048,618,788 Equity Shares representing 55.11% of the Voting Share Capital.

3.1.3.

As of the date of this LOF, the Acquirer does not hold any Equity Shares directly, however its subsidiaries namely, Finsider International Company Limited, Westglobe Limited, Welter Trading Limited, PAC 1 and PAC 3, hold 401,496,480 Equity Shares (representing 10.80% of the Voting Share Capital), 44,343,139 Equity Shares (representing 1.19% of the Voting Share Capital), 38,241,056 Equity Shares (representing 1.03% of the Voting Share Capital), 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital) and 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital), respectively.

3.1.4.	The Offer is not a result of a global acquisition, an open market purchase or a negotiated deal.

3.1.5.

Upon completion of the Offer, assuming full acceptances, the Acquirer and the PACs will hold 2,215,377,457 Equity Shares representing a total of 59.60% of the Voting Share Capital. Assuming all Equity Shares are tendered in the Open Offer, the Acquirer, PACs and other members of the Promoter Group will hold 2,699,618,788 Equity Shares representing 72.63% of the Voting Share Capital.

3.1.6.	Neither the Acquirer nor the PACs have been prohibited by SEBI from dealing in securities in terms of directions issued under Section 11B or any other regulations made under the SEBI Act.

3.1.7.

As on date of this LOF, the Acquirer and the PACs have not made any decision on the reconstitution of the board of directors of the Target Company after the Offer and no persons have been identified for such nomination.

3.1.8.

In terms of Regulations 26(6) and 26(7) of SEBI (SAST) Regulations, the board of directors of the Target Company upon receipt of the DPS is required to constitute an independent committee of its board of directors to provide written reasoned recommendations on the Offer to the Public Shareholders and such recommendations shall be published at least 2 Working Days prior to commencement of the Tendering Period in the same newspapers where the DPS was published and simultaneously a copy of such recommendation is required to be sent to SEBI, Stock Exchanges and to the Manager to the Offer.

3.2.	Details of the proposed Offer

3.2.1.

The PA announcing the Offer was made on January 09, 2021 to the Stock Exchanges and a copy thereof was also filed with SEBI and the Target Company at its registered office. The Corrigendum to PA was made on January 14, 2021 to the Stock Exchanges and a copy thereof was also filed with SEBI and the Target Company at its registered office. PA and Corrigendum to PA are available on the SEBI’s website (www.sebi.gov.in).

3.2.2.	The Acquirer and the PACs further published the DPS on January 15, 2021 which appeared in the following newspapers:

Newspapers	Language	Editions
Financial Express	English	All editions#
The Free Press Journal	English	Mumbai
Navshakti	Marathi	Mumbai
Jansatta	Hindi	All editions

#

The DPS was published in all editions of Financial Express on January 15, 2021 except in Ahmedabad, Kochi, Hyderabad and Chennai editions on account of holiday which were published on January 16, 2021.

A copy of the DPS was also sent to the Stock Exchanges and a copy thereof was also filed with SEBI and the Target Company at its registered office. The Corrigendum to DPS and DLOF was published on February 18, 2021 in the aforesaid newspapers and a copy thereof was also filed with SEBI and the Target Company at its registered address. The DPS and Corrigendum to DPS and DLOF are also available on the SEBI’s website (www.sebi.gov.in).

3.2.3.

This Offer was initially made for acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares, representing 10% of the Voting Share Capital at an offer price of INR 160 (Indian Rupees One Hundred and Sixty only). The same was disclosed in the PA, DPS and DLOF. However, in terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs have decided to: (a) increase the number of Equity Shares to be acquired in the Open Offer from up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares representing 10% of the Voting Share Capital to up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares representing 17.51% of the Voting Share Capital; and (b) increase the offer price from INR 160 (Indian Rupees One Hundred and Sixty only) per Equity Share to INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share consisting of INR 233.71 (Indian Rupees Two Hundred and Thirty Three and Seventy One Paise only) plus interest of INR 1.29 (Indian Rupee One and Twenty Nine Paise only) per Equity Share computed at 10% per annum calculated for a period of delay of 20 days from April 6, 2021 (being the last date for payment of consideration to the Public Shareholders whose Equity Shares would have been validly tendered and accepted in the Open Offer given SEBI’s observations on the DLOF were received on February 16, 2021) till April 26, 2021 (being the last date by which the actual payment of consideration is required to be made to Public Shareholders whose Equity Shares are validly tendered and accepted in the Open Offer).

3.2.4.

Accordingly, the Offer is being made by the Acquirer and PACs to the Public Shareholders in terms of Regulation 6 of the SEBI (SAST) Regulations to acquire up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares representing 17.51% of the Voting Share Capital. The Offer Price of INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Offer Share, as determined in accordance with Regulation 8 of the SEBI (SAST) Regulations, will be payable in cash by Acquirer and/ or PAC(s), as the case may be, in accordance with Regulation 9(1)(a) of SEBI (SAST) Regulations.

3.2.5.	There are no partly paid-up Equity Shares in the Target Company.

3.2.6.	There is no differential price being offered for the Equity Shares tendered in the Offer.

3.2.7.	This Offer is not a competitive bid in term of Regulation 20 of the SEBI (SAST) Regulations. There have been no competing offers as of date of this LOF.

3.2.8.

This Offer is not conditional upon any minimum level of acceptance from the Public Shareholders in terms of Regulation 19(1) of the SEBI (SAST) Regulations. All Equity Shares validly tendered by the Public Shareholders will be accepted at the Offer Price in accordance with the terms and conditions contained in the PA, Corrigendum to PA, DPS, Corrigendum to DPS and DLOF and the LOF. The Offer Shares to be acquired by the Acquirer and/or any one or more PACs must be free from all liens, charges and encumbrances, and will be acquired together with all rights attached thereto, including all rights to dividend, bonus and rights offer declared from now on and hereafter. If the number of Equity Shares validly tendered by the Public Shareholders under the Open Offer is more than the Offer Size, the Acquirer and/or any one or more PACs shall accept the Equity Shares received from the Public Shareholders on a proportionate basis in consultation with the Manager.

3.2.9.	The Manager declares and undertakes not to deal, on their own account, in the Equity Shares during the Offer Period.

3.2.10.

Pursuant to completion of this Open Offer, assuming full acceptance, the shareholding of the Public Shareholders in the Target Company shall not fall below the minimum public shareholding requirement as per Rule 19A of the Securities Contracts (Regulation) Rules, 1957 read with the SEBI (LODR) Regulations.

3.2.11.

Typically, in terms of first proviso of Regulation 6(1) of the SEBI (SAST) Regulations, where an acquirer or any person acting in concert with him has acquired shares of the target company in the preceding 52 weeks without attracting the obligation to make a public announcement for an open offer, he shall not be eligible to voluntarily make a public announcement of an open offer for acquiring shares under Regulation 6 of the SEBI (SAST) Regulations. However, this restriction has been temporarily relaxed and is not applicable till March 31, 2021 in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) (Amendment) Regulations, 2020. Neither the Acquirer nor the PACs have acquired Equity Shares in the period 52 weeks prior to the date of the PA except: (a) PAC 1 who acquired 99,292,708 Equity Shares (representing to 2.67% of the Voting Share Capital) pursuant to conversion of ADS into Equity Shares on August 11, 2020; and (b) PAC 3 who acquired 185,000,000 Equity Shares. (representing to 4.98% of the Voting Share Capital) on December 24, 2020 via bulk deal on stock exchange. Further, Mr. Viraj Didwania, one of the public shareholders of the Target Company has acquired: (a) 10 Equity Shares on March 27, 2020; (b) 100 Equity Shares on March 31, 2020; (c) 1,000 Equity Shares on October 13, 2020; and (d) 909 Equity Shares on November 19, 2020. Although Mr. Viraj Didwania is a public shareholder, given his relationship with Mrs. Suman Didwania (one of the members of the Promoter Group), he would be considered as a deemed person acting in concert with a member of the Promoter Group. Therefore, the above has been disclosed as a matter of abundant caution to solely comply with the deemed persons acting in concert requirement. To further clarify, Mr. Viraj Didwania is not acting in concert with the Acquirer and PACs in connection with the Open Offer.

3.2.12.

In terms of Regulation 6(1) of the SEBI (SAST) Regulations, during the Offer Period, the Acquirer and/ or PACs will not acquire any Equity Shares other than those tendered in the Open Offer. Further in terms with Regulation 6(2) of the SEBI (SAST) Regulations, the Acquirer and/ or the PACs will not acquire any Equity Shares for a period of 6 months after completion of the Offer except pursuant to another open offer as permitted under Regulation 6(2) of the SEBI (SAST) Regulations.

3.2.13.	In terms of Regulation 6(1) of the SEBI (SAST) Regulations, the Acquirer and/or the PACs have not acquired any Equity Shares since the date of the PA and up to the date of this LOF.

3.2.14.

As on the date of this LOF, to the best of the knowledge of the Acquirer and the PACs, there are no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer, save and except as set out in paragraph 7.4 (Statutory and other Approvals) of this LOF. The approval set out in paragraph 7.4.1 of this LOF has been obtained by the Acquirer and PACs. However, in case any statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such statutory or other approval(s) being obtained. Provided that where the statutory approvals extend to some but not all holders of the Equity Shares, the Acquirer and/or the PAC(s) will have the option to make payment to such holders of the Equity Shares in respect of whom no statutory approvals are required in order to complete this Offer.

3.2.15.	For details relating to participation by ADS holders, please refer to paragraph 10.3 of this LOF.

3.3.	Object of the acquisition/Offer

3.3.1.

This Open Offer is being made in line with Vedanta Group’s stated strategic priority for simplifying the group structure to align the group’s capital and operational structures, streamline the process of servicing the group’s financing obligations and improve a range of important credit metrics. The simplification process which has been underway for several years has involved mergers of group companies and may involve other share acquisitions in accordance with applicable law.

3.3.2.	As on the date of this LOF, the Acquirer and the PACs intend to continue the existing business of the Target Company.

3.3.3.

Currently, the Acquirer and the PACs do not have any intention to dispose of or otherwise encumber any material assets or investments of the Target Company or any of its subsidiaries, by way of sale, lease, encumbrance, reconstruction, restructuring or otherwise for a period of 2 years from the closure of this Open Offer except: (a) in the ordinary course of business; and/ or (b) on account of regulatory approvals or conditions or compliance with any law that is binding on or applicable to the operations of the Target Company or its subsidiaries. If the Acquirer and the PACs intend to alienate any material asset of the Target Company or its subsidiaries, within a period of 2 years from completion of the Open Offer, the Target Company shall seek the approval of its shareholders as per the proviso to Regulation 25(2) of SEBI (SAST) Regulations before undertaking any such alienation.

4.	BACKGROUND OF THE ACQUIRER AND THE PACS

4.1.	Vedanta Resources Limited (“Acquirer”)

4.1.1.

The Acquirer was incorporated on April 22, 2003, as a private limited company under the laws of United Kingdom (company registration number 4740415). It was incorporated in the name of Angelchange Limited. Subsequently, its name was changed to Vedanta Resources Limited on June 26, 2003 and then to Vedanta Resources Plc on November 20, 2003. The ordinary shares of the Acquirer were listed on London Stock Exchange on December 05, 2003. Thereafter, on October 01, 2018, the ordinary shares of the Acquirer were delisted from London Stock Exchange pursuant to the successful completion on the delisting offer made by Volcan Investments Limited, the holding company of the Acquirer. Consequently, on October 29, 2018, the Acquirer converted into a private limited company pursuant to which its name was changed to its present name.

4.1.2.	The registered office of the Acquirer is located at 8th Floor, 20 Farringdon Street, London, EC4A 4AB.

4.1.3.

The Acquirer is a globally diversified natural resources company and is engaged in production of aluminium, copper, zinc, lead, silver, iron ore, oil and gas and commercial energy. The Acquirer has operations in India, Zambia, Namibia and South Africa.

4.1.4.

The Acquirer is part of the Vedanta Group. The PACs are indirect subsidiaries of the Acquirer. Save and except for the PACs, no other person is acting in concert with the Acquirer for the purpose of this Open Offer. Some entities or persons may be deemed to be acting in concert with the Acquirer in terms of Regulation 2(1)(q)(2) of the SEBI (SAST) Regulations. However, neither such entities or persons nor any other entities or persons are acting in concert with the Acquirer for the purpose of this Open Offer, within the meaning of Regulation 2(1)(q)(1) of the SEBI (SAST) Regulations.

4.1.5.	As on date of this LOF, the shareholding pattern on the Acquirer is set out below:

Sr. No.	Name of the shareholders	Shareholder’s category	No. of shares held	% of shareholding
1	Volcan Investments Limited	Promoter	187,488,092	65.7%
2	Volcan Investments Cyprus Limited (a wholly owned subsidiary of Volcan Investments Limited)	Promoter	97,758,606	34.3%

	Total		285,246,698	100.0%

4.1.6.	The shares issued by the Acquirer are not listed on any stock exchange in India or abroad.

4.1.7.

As on the date of this LOF, the Acquirer has not been prohibited by SEBI from dealing in securities pursuant to any directions issued under Section 11B of the SEBI Act or under any other regulations made under the SEBI Act.

4.1.8.	Names, details of experience, qualifications, and date of appointment of the directors on the board of directors of the Acquirer, as on the date of this LOF, are as follows:

Details	Qualifications and Experience
Name: Anil Agarwal Date of Appointment: May 16, 2003 Designation: Executive Chairman DIN: 00010883

Mr. Anil Agarwal studied at Miller High School, Patna.

Mr. Anil Agarwal founded the Vedanta Group in 1976 and is the Executive Chairman of Vedanta Resources Limited. Mr. Anil Agarwal is also Non-Executive Chairman and a director on the board of directors of the Target Company.

Name: Navin Agarwal Date of Appointment: November 24, 2004 Designation: Executive - Vice Chairman DIN: 00006303

Mr. Navin Agarwal holds a Bachelor’s degree in Commerce from Sydenham College, Mumbai and has participated in the Owner/President Management Programme at Harvard University.

Mr. Navin Agarwal has been associated with the Vedanta Group since its inception and has over 35 years of strategic executive experience.

Mr. Navin Agarwal is currently the Executive Vice - Chairman and a director on the board of directors of the Target Company.

Name: Deepak Parekh Date of Appointment: June 01, 2013 Designation: Independent Non-Executive Director DIN: 00009078

Mr. Deepak Parekh completed his schooling from St. Xavier’s High School, Mumbai and later graduated with a B.Com from Sydenham College, Mumbai. He is also qualified as a chartered accountant with Institute of Chartered Accountants in England and Wales. Mr. Deepak Parekh cleared the Certified Associate of Indian Institute of Bankers (CAIIB) of Indian Institute of Banking and Finance.

Mr. Deepak Parekh is currently the Chairman and a director on the board of directors of Housing Development Finance Corporation, India’s leading financial services conglomerate. He holds several other directorships.

Name: Geoffrey Green Date of Appointment: August 01, 2012 Designation: Independent Non-Executive Director DIN: Not applicable

Mr. Geoffery Green has a degree in law from Cambridge University and is a qualified solicitor.

Mr. Geoffrey Green has strong legal and commercial experience advising major UK listed companies on corporate and governance issues, mergers and acquisitions and corporate finance. Mr. Green was formerly a partner of Ashurst LLP, a leading international law firm, from 1983 to 2013 and served as the senior partner and chairman of its management board for 10 years.

Name: Ravi Rajagopal Date of Appointment: July 01, 2016 Designation: Independent Non-Executive Director DIN: 00067073

Mr. Ravi Rajagopal has a degree in Commerce from Madras University and is a fellow of the Institute of Chartered Accountants of India and the Cost and Works Accountants of India. He has also completed the Advanced Management Program at Harvard Business School.

Mr. Ravi Rajagopal has been chief financial offer for Europe and group financial controller at Diageo plc. He is also a senior adviser to JM Financial Institutional Securities Limited, a leading investment bank in India, and on the board of directors of its wholly owned subsidiary, JM Financial in Singapore.

Name: Edward Story Date of Appointment: June 01, 2017 Designation: Independent Non-Executive Director DIN: Not applicable

Mr. Edward Story holds a Bachelor of Science degree from Trinity University, San Antonio, Texas, a Master’s degree in Business Administration from the University of Texas and Honorary Doctorate degree by the Institute of Finance and Economics of Mongolia.

Mr. Edward Story is the founder, president and chief executive officer of SOCO International PLC, an international oil and gas exploration and production company with operations in Vietnam, Thailand, Republic of Congo (Brazzaville) and Angola. He has over 50 years of global experience in the oil and gas industry, having previously held a number of senior executive positions at various international oil and gas companies.

4.1.9.

As on the date of this LOF, the Acquirer, its directors and key employees do not have any relationship with or interest in the Target Company except for: (a) the Acquirer is one of the members of the Promoter Group; (b) Mr. Anil Agarwal, Executive Chairman and a director on the board of directors of the Acquirer, is the Non Executive Chairman and a director on the board of directors of the Target Company; (c) Mr. Navin Agarwal, Executive Vice-Chairman and a director on the board of directors of the Acquirer, is the Executive Vice-Chairman and a director on the board of directors of the Target Company; (d) Mr. GR Arun Kumar, the Chief Financial Officer of the Acquirer, is the Whole-Time Director and Chief Financial Officer of the Target Company and holds 8,000 Equity Shares (Mr. GR Arun Kumar has resigned from the post of Whole-Time Director and Chief Financial Officer of the Target Company. He has also resigned from the post of Chief Financial Officer of the Acquirer. For further details, please see paragraph 5.15 and 10.6 of this LOF); and (e) the Acquirer has entered into certain related party transactions with the Target Company, which are disclosed in the annual report of the Target Company and disclosures made by the Target Company to the stock exchanges under Regulation 23(9) of the SEBI (LODR) Regulations.

4.1.10.

The Acquirer or its directors, promoters or key employees have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

4.1.11.

The key financial information of the Acquirer as of and for year ended on March 31, 2020 and March 31, 2019 extracted from its audited consolidated financial statements as of and for the financial year ended on March 31, 2020 and financial information for the year ended on March 31, 2018 extracted from audited financial statements as of and for the year ended on March 31, 2019, audited by the statutory auditor of the Acquirer, and the interim consolidated financial statements for the six month ended on September 30, 2020, which have been subject to limited review by the statutory auditor of the Acquirer, is as set out below:

Profit & Loss Statement	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
(Million)	INR	USD	INR	USD	INR	USD	INR	USD
Income from operations[1]	363,592	4,958	875,026	11,932	970,287	13,231	1,132,870	15,448
Other income[2]	13,054	178	28,014	382	39,087	533	34,100	465
Total income	376,646	5,136	903,040	12,314	1,009,374	13,764	1,166,970	15,913
Total expenditure[3]	(257,990)	(3,518)	(654,803)	(8,929)	(716,844)	(9,775)	(842,246)	(11,485)
Profit before depreciation, interest and tax[4]	118,656	1,618	248,237	3,385	292,530	3,989	324,724	4,428
Depreciation[7]	(38,794)	(529)	(103,548)	(1,412)	(101,201)	(1,380)	(93,208)	(1,271)
Interest and others[5]	(42,387)	(578)	(92,841)	(1,266)	(94,455)	(1,288)	(92,035)	(1,255)
Special items	(2,713)	(37)	(150,556)	(2,053)	3,447	47	42,974	586
Profit before taxation from continuing operations	34,762	474	(98,708)	(1,346)	100,321	1,368	182,455	2,488
Provision for tax[6]	(29,040)	(396)	27,134	370	(44,807)	(611)	(74,288)	(1,013)
Profit for the period from continuing operations	5,722	78	(71,574)	(976)	55,514	757	108,167	1,475
Loss after tax for the period from discontinued operations	—	—	(56,541)	(771)	(24,420)	(333)	—	—
Profit/ (loss) for the period	5,722	78	(128,115)	(1,747)	31,094	424	108,167	1,475

Notes:

1.	Income from operations comprises of revenue and other operating income as reported in the financial statements.
2.	Other income comprises of investment revenue as reported in the financial statements.
3.	Total expenditure comprises of cost of sales, administrative expenses and distribution cost less depreciation and amortization as reported in the financial statements.

4.	Profit before depreciation, interest and tax includes investment revenue. EBITDA as reported in the financial statements is profit before depreciation, interest and tax less Investment revenue.
5.	Interest and others comprise of finance cost and other gains and losses as reported in the financial statements.
6.	Provision for tax comprises of net tax expense as reported in the financial statements.
7.	Depreciation comprises of depreciation and amortisation as reported in the financial statements.

Balance Sheet Statement	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
(Million)	INR	USD	INR	USD	INR	USD	INR	USD
Sources of funds
Paid up share capital	2,127	29	2,127	29	2,127	29	2,200	30
Reserves and surplus (excluding revaluation eserves)[11]	136,842	1,866	164,562	2,244	383,099	5,224	477,407	6,510

Total Equity	138,969	1,895	166,689	2,273	385,226	5,253	479,607	6,540

Net worth[1]	(77,028)	(1,050)	(43,854)	(598)	111,982	1,527	137,795	1,879
Secured loans[2]	488,187	6,657	470,880	6,421	480,120	6,547	415,439	5,665
Unsecured loans[3]	802,352	10,941	636,103	8,674	691,763	9,433	698,803	9,529
Other non-current
Liabilities[4]	72,088	983	74,288	1,013	109,122	1,488	96,068	1,310

Total sources of funds[5]	1,501,596	20,476	1,347,960	18,381	1,666,231	22,721	1,689,917	23,044

Uses of funds
Net fixed assets[6]	982,021	13,391	979,528	13,357	1,308,726	17,846	1,309,899	17,862
Investments[7]	1,320	18	880	12	51,847	707	1,833	25
Net current assets[8]	312,332	4,259	146,375	1,996	132,955	1,813	220,223	3,003
Other non-current assets[9]	205,923	2,808	221,177	3,016	172,703	2,355	157,962	2,154
Total miscellaneous expenditure not written off	—	—	—	—	—	—	—	—

Total uses of funds[10]	1,501,596	20,476	1,347,960	18,381	1,666,231	22,721	1,689,917	23,044

Notes:

1.

Net worth = Equity – Non-Controlling Interest - Hedging reserve - Capital reserve - Foreign currency translation reserve—Investment revaluation reserve. Net worth is not disclosed in the financial statements and hence is not audited by the statutory auditors.

2.

Secured loans comprise of total secured borrowings of the Acquirer. This is not required to be disclosed in the interim financial statements as per International Financial Reporting Standards (“IFRS”) and hence balance as at September 30, 2020 is not audited by statutory auditors.

3.

Unsecured loans comprise of total unsecured borrowings of the Acquirer. This is not required to be disclosed in the interim financial statements as per IFRS and hence balance as at September 30, 2020 is not audited by statutory auditors.

4.	Other non-current liabilities comprise of total non-current liabilities less non-current borrowings as reported in the financial statements.
5.	Total sources of funds comprise of total equity, secured loans (Note 2), unsecured loans (Note 3) and other non-current liabilities (Note 4).
6.	Net fixed assets comprise of net book value of goodwill, intangible assets, property, plant and equipment and exploration and evaluation assets as reported in the financial statements.
7.	Investments comprise of financial asset investments as reported in the financial statements.
8.	Net current assets comprise of current assets less current liabilities (excluding short term borrowings) as reported in the financial statements.
9.

Other non-current assets comprise of total non-currents assets less net fixed assets (Note 6) less investments (Note 7). It comprises of leasehold land, other non-current assets, non-current tax assets and deferred tax assets as reported in the financial statements.

10.	Total uses of funds comprise of net fixed assets (Note 6), investments (Note 7), net current assets (Note 8) and other non-current assets (Note 9).
11.

For computation of reserves and surplus (excluding revaluation reserves), revaluation reserve is considered as a reserve created on revaluation of property, plant and equipment as per International Accounting Standard (“IAS”) 16. In the above financial periods, the revaluation reserve is nil. Further, investment revaluation reserve (US$ 9 million (INR 663 million), US$ 6 million (INR 440 million), US$11 million (INR 807 million) and US$ 14 million (INR 1,027 million) for the period ended on September 30, 2020, March 31, 2020, March 31, 2019 and March 31, 2018 respectively) has not been considered above.

Other Financial Data	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
	INR	USD	INR	USD	INR	USD	INR	USD
Dividend (%)[2]	880%	880%	1230%	1230%	650%	650%	650%	650%
Earnings per share[1]	(50.1)	(0.7)	(403.0)	(5.5)	(60.9)	(0.8)	62.7	0.9

Notes:

1.

Earnings per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. The Acquirer is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not audited by the statutory auditors. For calculation of number of shares for the financial year ended on March 31, 2018, weighted average number of treasury shares have been reduced from the number of issued equity shares.

2.

Dividend (%) is dividend per share divided by face value per share (US$ 10 cents). Dividend per share is considered as interim dividend per share plus final dividend per share declared for the financial year/period.

Since the financial statements of the Acquirer are prepared in USD, the functional currency of the Acquirer, they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.3344 as on January 08, 2021 (Source: Financial Benchmarks India Private Limited).

The aforesaid annual financial statements for the financial year ended on March 31, 2020, March 31, 2019 and March 31, 2018 have been prepared and presented in accordance with IFRS as adopted by the European Union and interim condensed financial statements for the period ended on September 30, 2020 has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.

4.1.12.

The estimated total cost of Vedanta Group’s contingent liabilities at September 30, 2020 was US$ 3,288 million (INR 241,124 million) (excluding interest and penalty, if any). These contingent liabilities mainly relate to income taxes, litigations against the group companies, various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others.

4.2.	Twin Star Holdings Limited (“PAC 1”)

4.2.1.

PAC 1 is a private limited company incorporated on January 12, 1993 under the laws of Mauritius (company registration number C10809). There has been no change in the name of PAC 1 since its incorporation.

4.2.2.	The registered office of the PAC 1 is located at C/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis 11324, Mauritius.

4.2.3.	PAC 1 is an investment holding company which is principally involved in the business of holding investments.

4.2.4.	PAC 1 is part of the Vedanta Group and is an indirect subsidiary of the Acquirer.

4.2.5.	PAC 1 is wholly owned by Vedanta Resources Holdings Limited which in turn is wholly owned by the Acquirer. As on date of this LOF, the shareholding pattern of PAC 1 is set out below:

Sr. No.	Name of the shareholders	Shareholder’s category	No. of shares held	% of shareholding
1	Vedanta Resources Holdings Limited	Promoter	236,802,800	100%

	Total		236,802,800	100%

4.2.6.	The shares issued by PAC 1 are not listed on any stock exchange in India or abroad.

4.2.7.

As on the date of this LOF, PAC 1 has not been prohibited by SEBI from dealing in securities pursuant to any directions issued under Section 11B of the SEBI Act or under any other regulations made under the SEBI Act.

4.2.8.	Names, details of experience, qualifications, and date of appointment of the directors on the board of directors of the PAC 1, as on the date of this LOF, are as follows:

Details	Qualifications and Experience
Name: Sevin Chendriah Date of Appointment: July 14, 2020 Designation: Director DIN: Not applicable

Mr. Sevin Chendriah holds BSc (Hons) Management with Finance from University of Mauritius, Mauritius.

Mr. Sevin Chendriah has over 10 years of experience in financial sector and acts as director on the board of directors of several client companies of IQ EQ Corporate Services (Mauritius) Limited and IQ EQ Fund Services (Mauritius) Limited.

Name: Bhavana Banymandhub Date of Appointment: April 28, 2020 Designation: Director DIN: Not applicable

Ms. Bhavana Banymandhub holds a degree in computer studies from University of Manchester, UK.

Ms. Bhavana Banymandhub is employed by IQ EQ Global Business (Mauritius) Limited as client director-client management. She is responsible for the setting up and administration of various investment vehicles. Ms. Bhavana Banymandhub also serves as director and authorised signatory to a number of companies of IQ EQ Global Business (Mauritius) Limited.

4.2.9.

As on the date of this LOF, PAC 1, its directors and key employees do not have any relationship with or interest in the Target Company except for PAC 1 being one of the members of the Promoter Group and holding 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital).

4.2.10.

PAC 1 or its directors, promoters or key employees have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

4.2.11.

The key financial information of PAC 1 based on its audited standalone financial statements as of and for the financial years ended on March 31, 2020, March 31, 2019, and March 31, 2018, and the unaudited limited review interim condensed standalone financial statements as of and for the six months ended on September 30, 2020, is set out below:

Profit & Loss Statement	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
(Million)	INR	USD	INR	USD	INR	USD	INR	USD
Income from operations [1]	3,380	46	10,207	139	30,988	423	34,375	469
Other income [2]	—	—	—	—	1,034	14	115	2
Total income	3,380	46	10,207	139	32,022	437	34,490	471
Total expenditure [3]	(22)	(0)	(4)	(0)	(10)	(0)	(10)	(0)
Profit before depreciation, interest and tax [4]	3,358	46	10,203	139	32,022	437	34,480	471
Depreciation	—	—	—	—	—	—	—	—
Interest [5]	(4,795)	(65)	(9,718)	(133)	(8,887)	(121)	(5,284)	(72)
Special Items	(8,448)	(115)	—	—	(2)	(0)
Profit/(loss) before tax for the period	(9,885)	(134)	413	6	23,195	316	29,269	399
Provision for tax	—	—	—	—	—	—	—	—
Profit/(loss) after tax for the period	(9,885)	(134)	413	6	23,195	316	29,269	399

Notes:

1.	Income from operations comprise of dividend income and interest income.
2.	Other income comprise of foreign exchange gains.
3.	Total expenditure consists of administrative expenses.
4.	Profit before depreciation, interest and tax is not required to be disclosed in accordance with IFRS in the financial statements of PAC 1 and hence the same is not audited/ limited reviewed.
5.	Interest comprises of finance cost.

Balance Sheet Statement	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
(Million)	INR	USD	INR	USD	INR	USD	INR	USD
Sources of funds
Paid up share capital	17,366	237	17,366	237	17,366	237	17,366	237
Reserves and surplus (excluding revaluation reserves) [1]	57,137	779	70,324	959	99,080	1,351	78,657	1,073

Total Equity	74,503	1,016	87,690	1,196	116,446	1,588	96,022	1,309

Net worth [2]	74,503	1,016	87,690	1,196	116,446	1,588	96,022	1,309
Secured loans [3]	—	—	—	—	—	—	—	—
Unsecured loans [4]	139,053	1,896	130,677	1,782	123,091	1,678	136,472	1,861
Other non current liabilities [5]	—	—	—	—	—	—	—	—

Total sources of funds [6]	213,556	2,912	218,367	2,978	239,537	3,266	232,494	3,170

Uses of funds
Net fixed assets	—	—	—	—	—	—	—	—
Investments [7]	155,663	2,123	155,663	2,123	155,663	2,123	155,663	2,123
Net current assets [8]	40,594	553	24,295	331	4,636	63	559	8
Other Non Current assets [9]	17,299	236	38,409	524	79,164	1,080	76,199	1,039
Total miscellaneous expenditure not written off	—	—	—	—	—	—	—	—

Total uses of funds[10]	213,556	2,912	218,367	2,978	239,464	3,266	232,421	3,170

Notes:

1.

For computation of reserves and surplus (excluding revaluation reserves), revaluation reserve is considered as a reserve created on revaluation of property, plant and equipment as per IAS 16. In the above financial periods, the revaluation reserve is nil.

2.	Net worth = Equity - Investment revaluation reserve. Net worth is not disclosed in the financial statements and hence is not audited/ limited reviewed.
3.

Secured loans consists of total secured borrowings of PAC 1. This is not required to be disclosed in the interim financial statements as per IFRS and hence balance as at September 30, 2020 is not limited reviewed.

4.

Unsecured loans consist of total unsecured borrowings of the PAC 1. This is not required to be disclosed in the interim financial statements as per IFRS and hence balance as at September 30, 2020 is not limited reviewed.

5.	Other non-current liabilities = Total non-current liabilities – Non-current borrowings.
6.	Total sources of funds consist of total equity, secured loans, unsecured loans and other non-current liabilities.
7.	Investments consists of financial asset investments.
8.	Net current assets consists of current assets less current liabilities (excluding short term borrowings).
9.	Other non-current assets = Total non-currents assets – Investments. It includes loans to related parties as reported in the financial statements.
10.	Total uses of funds consists of investments (Note 7), net current assets (Note 8) and other non-current assets (Note 9).

Other Financial Data	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
	INR	USD	INR	USD	INR	USD	INR	USD
Dividend (%) [1]	—	—	168%	168%	16%	16%	127%	127%
Earnings per share [2]	(41.7)	(0.6)	1.7	0.0	98.0	1.3	123.6	1.7

Notes:

1.

Dividend (%) is dividend per share divided by face value per share (US$ 10 cents). Dividend per share is considered as interim dividend per share plus final dividend per share declared for the financial year/period.

2.

Earnings per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. The PAC 1 is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not audited/ limited reviewed. There was an inadvertent error in the EPS figures for the financial years ended on March 31, 2020, March 31, 2019 and March 31, 2018 mentioned in the DPS and DLOF which have now been rectified as above.

Since the financial statements of PAC 1 are prepared in USD, the functional currency of PAC 1, they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.3344 as on January 08, 2021 (Source: Financial Benchmarks India Private Limited).

The aforesaid financial statements have been prepared in accordance with IFRS. The financial information for the financial years ended on March 31, 2020, March 31, 2019, and March 31, 2018 has been extracted from the annual standalone statements of PAC 1 and have been audited by the statutory auditor of PAC 1.

The interim condensed financial statements for the period ended on September 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

4.2.12.

As at September 30, 2020, PAC 1 has guaranteed, jointly with PAC 3, Acquirer, Vedanta Holdings Jersey Limited, Welter Trading Limited, Westglobe Limited and Finsider International Company Limited, US$1,750 million (INR 128,335 million) for a loan facility pertaining to the unsuccessful take-private of the Target Company, which has subsequently been repaid.

4.3.	Vedanta Holdings Mauritius Limited (“PAC 2”)

4.3.1.

PAC 2 is a private limited company incorporated on June 29, 2020 under the laws of Mauritius (company registration number 172883 GBC). There has been no change in the name of PAC 2 since its incorporation.

4.3.2.	The registered office of the PAC 2 is located at C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius.

4.3.3.	PAC 2 is an investment holding company which is principally involved in the business of holding investments.

4.3.4.	PAC 2 is part of the Vedanta Group and is an indirect subsidiary of the Acquirer.

4.3.5.	PAC 2 is wholly owned by Vedanta Holdings Jersey Limited which in turn is wholly owned by the Acquirer. As on date of this LOF, the shareholding pattern of PAC 2 is set out below:

Sr. No.	Name of the shareholders	Shareholder’s category	No. of shares held	% of shareholding
1	Vedanta Holdings Jersey Limited	Promoter	1,000	100%

Total			1,000	100%

4.3.6.	The shares issued by PAC 2 are not listed on any stock exchange in India or abroad.

4.3.7.

As on the date of this LOF, PAC 2 has not been prohibited by SEBI from dealing in securities pursuant to any directions issued under Section 11B of the SEBI Act or under any other regulations made under the SEBI Act.

4.3.8.	Names, details of experience, qualifications, and date of appointment of the directors on the board of directors of the PAC 2, as on the date of this LOF, are as follows:

Details	Qualifications and Experience
Name: Ashwanee Ramsurrun Date of Appointment: June 29, 2020 Designation: Director DIN: Not applicable	Mr. Ashwanee Ramsurrun holds BSc (Hons) from University Technology (Mauritius). MCSI (UK), Dip. ICSA – Offshore Finance & Administration (UK). Mr Ashwanee Ramsurrun has been involved in financial services for more than 12 years with expertise in structuring, ad- ministration, investment funds, securitisation vehicles, cross border transactions and securities transactions.
Name: Shakill Ahmad Toorabally Date of Appointment: June 29, 2020 Designation: Director DIN: Not applicable	Mr. Shakill Ahmad Toorabally is a Fellow Chartered Accountant and holds a post graduate certificate in Finance (MBA) from Heriot Watt University, UK. Mr. Shakill Ahmad Toorabally has been involved in accounting, auditing, financial services for over 15 years with exposure mainly on auditing, internal controls and cross border transactions. He has extensive experience in structuring of financial transactions including global financial transactions.

4.3.9.	As on the date of this LOF, PAC 2, its directors and key employees do not have any relationship with or interest in the Target Company except for PAC 2 being one of the members of the Promoter Group.

4.3.10.

PAC 2 or its directors, promoters or key employees have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

4.3.11.

The key financial information of PAC 2 based on its unaudited limited review interim condensed standalone financial statements for a period from June 29, 2020 (date of incorporation) to September 30, 2020, is set out below:

Profit & Loss Statement	For the financial period from June 29, 2020 (date of incorporation) to September 30, 2020
(Million)	INR	USD
Income from operations	—	—
Other income	—	—
Total income	—	—
Total expenditure [1]	(0)	(0)
Profit before depreciation, interest and tax [2]	(0)	(0)
Depreciation	—	—
Interest [3]	(535)	(7)
Profit/(loss) before tax for the period	(535)	(7)
Provision for tax	—	—
Profit/(loss) after tax for the period	(535)	(7)

Notes:

1.	Total expenditure consists of administrative expenses.
2.	Profit before depreciation, interest and tax is not required to be disclosed in accordance with IFRS in the financial statements of PAC 2 and hence the same is not limited reviewed.
3.	Interest comprises of finance cost.

Balance Sheet Statement	As at September 30, 2020
(Million)	INR	USD
Sources of funds
Paid up share capital	0	0
Reserves and surplus (excluding revaluation reserves) [1]	(535)	(7)
Total Equity	(535)	(7)
Net worth [2]	(535)	(7)
Secured loans [3]	—	—
Unsecured loans [4]	50,854	693
Other non-current liabilities [5]	—	—

Total sources of funds [6]	50,319	686

Uses of funds
Net fixed assets	—	—
Investments	—	—
Net current assets [7]	50,319	686
Other non—current assets [8]	—	—
Total miscellaneous expenditure not written off

Total uses of funds [9]	50,319	686

Notes:

1.

For computation of reserves and surplus (excluding revaluation reserves), revaluation reserve is considered as a reserve created on revaluation of property, plant and equipment as per IAS 16. In the above financial periods, the revaluation reserve is nil.

2.	Net worth = Equity—Investment revaluation reserve. Net worth is not disclosed in the financial statements and hence is not limited reviewed.
3.

Secured loans consists of total secured borrowings of PAC 2. This is not required to be disclosed in the interim financial statements as per IFRS and hence balance as at 30 September 2020 is not limited reviewed.

4.

Unsecured loans consists of total unsecured borrowings of the PAC 2. This is not required to be disclosed in the interim financial statements as per IFRS and hence balance as at 30 September 2020 is not limited reviewed.

5.	Other non-current liabilities = Total non-current liabilities – Non-current borrowings.
6.	Total sources of funds consist of total equity, secured loans, unsecured loans and other non-current liabilities.
7.	Net current assets consists of current assets less current liabilities (excluding short term borrowings).
8.	Other non-current assets = Total non-currents assets – Investments. It includes loans to related parties as reported in the financial statements.
9.	Total uses of funds consists of net current assets (Note 7) and other non-current assets (Note 8).

Other Financial Data	For the financial period from June 29, 2020 (date of incorporation) to September 30, 2020
	INR	USD
Dividend (%)[1]	—	—
Earnings per share [2]	(534,756)	(7,292)

Notes:

1.

Dividend (%) is dividend per share divided by face value per share (US$ 1). Dividend per share is considered as interim dividend per share plus final dividend per share declared for the financial year/period.

2.

Earnings per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. The PAC 2 is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not limited reviewed.

Since the financial statements of PAC 2 are prepared in USD, the functional currency of PAC 2, they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.3344 as on January 08, 2021 (Source: Financial Benchmarks India Private Limited). The interim condensed financial statements for the period ended on September 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

4.3.12.

As at September 30, 2020, PAC 2 has guaranteed, jointly with Acquirer and Vedanta Holdings Jersey Limited, US$1,400 million (INR 102,668 million) bonds issued by PAC 3 pertaining to the unsuccessful take-private of the Target Company, which has subsequently been repaid.

4.4.	Vedanta Holdings Mauritius II Limited (“PAC 3”)

4.4.1.

PAC 3 is a private limited company incorporated on June 29, 2020 under the laws of Mauritius (company registration number 172884 GBC). There has been no change in the name of PAC 3 since its incorporation.

4.4.2.	The registered office of the PAC 3 is located at C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius.

4.4.3.	PAC 3 is an investment holding company which is principally involved in the business of holding investments. 4.4.4. PAC 3 is part of the Vedanta Group and is an indirect subsidiary of the Acquirer.

4.4.5.	PAC 3 is wholly owned by Finsider International Company Limited which in indirectly owned by the Acquirer. As on date of this LOF, the shareholding pattern of PAC 3 is set out below:

Sr. No.	Name of the shareholders	Shareholder’s category	No. of shares held	% of shareholding
1	Finsider International Company Limited	Promoter	1000	100%

		Total	1000	100%

4.4.6.	The shares issued by PAC 3 are not listed on any stock exchange in India or abroad.

4.4.7.

As on the date of this LOF, PAC 3 has not been prohibited by SEBI from dealing in securities pursuant to any directions issued under Section 11B of the SEBI Act or under any other regulations made under the SEBI Act.

4.4.8.	Names, details of experience, qualifications, and date of appointment of the directors on the board of directors of the PAC 3, as on the date of this LOF, are as follows:

Details	Qualifications and Experience
Name: Shakill Ahmad Toorabally Date of Appointment: June 29, 2020 Designation: Director DIN: Not applicable	Mr. Shakill Ahmad Toorabally is a Fellow Chartered Accountant and holds a post graduate certificate in Finance (MBA) from Heriot Watt University, UK. Mr. Shakill Ahmad Toorabally has been involved in accounting, auditing, financial services for over 15 years with exposure mainly on auditing, internal controls and cross border transactions. He has extensive experience in structuring of financial transactions including global financial transactions.
Name: Rajiv Mangar Date of Appointment: June 29, 2020 Designation: Director DIN: Not applicable	Mr. Rajiv Mangar holds a BSc (Hons) Finance from University of Mauritius. Mr. Rajiv Mangar has been involved in financial services for more than 12 years. He has gained exposure in primarily accounting, global business and administration. Rajiv Mangar is involved in operations of various global business entities and investment funds.

4.4.9.

As on the date of this LOF, PAC 3, its directors and key employees do not have any relationship with or interest in the Target Company except for PAC 3 being one of the members of the Promoter Group and holding 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital).

4.4.10.

PAC 3 or its directors, promoters or key employees have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

4.4.11.

The key financial information of PAC 3 based on its unaudited limited review interim condensed standalone financial statements for a period from June 29, 2020 (date of incorporation) to September 30, 2020, is set out below:

Profit & Loss Statement	For the financial period from June 29, 2020 (date of incorporation) to September 30, 2020
(Million)	INR	USD
Income from operations	—	—
Other income	—	—
Total income	—	—
Total expenditure[1]	(0)	(0)
Profit before depreciation, interest and tax [2]	(0)	(0)
Depreciation	—	—
Interest [3]	(2,438)	(33)
Profit/(loss) before tax for the period	(2,438)	(33)
Provision for tax	—	—
Profit/(loss) after tax for the period	(2,438)	(33)

Notes:

1.	Total expenditure consists of administrative expenses.
2.	Profit before depreciation, interest and tax is not required to be disclosed in accordance with IFRS in the financial statements of PAC 3 and hence the same is not limited reviewed.
3.	Interest comprises of finance cost.

Balance Sheet Statement	As at September 30, 2020
(Million)	INR	USD
Sources of funds
Paid up share capital	0	0
Reserves and surplus (excluding revaluation reserves) [1]	(2,438)	(33)

Total Equity	(2,438)	(33)

Net worth [2]	(2,438)	(33)
Secured loans [3]	—	—
Unsecured loans [4]	102,324	1,395
Other non-current liabilities [5]	—	—

Total sources of funds [6]	99,886	1,362

Uses of funds
Net fixed assets	—	—
Investments	—	—
Net current assets [7]	99,886	1,362
Other non - current assets [8]	—	—
Total miscellaneous expenditure not written off

Total uses of funds [9]	99,886	1,362

Notes:

1.

For computation of reserves and surplus (excluding revaluation reserves), revaluation reserve is considered as a reserve created on revaluation of property, plant and equipment as per IAS 16. In the above financial periods, the revaluation reserve is nil.

2.	Net worth = Equity - Investment revaluation reserve. Net worth is not disclosed in the financial statements and hence is not limited reviewed.
3.

Secured loans consists of total secured borrowings of PAC 3. This is not required to be disclosed in the interim financial statements as per IFRS and hence balance as at September 30, 2020 is not limited reviewed.

4.

Unsecured loans consist of total unsecured borrowings of the PAC 3. This is not required to be disclosed in the interim financial statements as per IFRS and hence balance as at September 30, 2020 is not limited reviewed.

5.	Other non-current liabilities = Total non-current liabilities – Non-current borrowings
6.	Total sources of funds consist of total equity, secured loans, unsecured loans and other non-current liabilities.
7.	Net current assets consists of current assets less current liabilities (excluding short term borrowings).
8.	Other non-current assets = Total non-currents assets – Investments. It includes loans to related parties as reported in the financial statements.
9.	Total uses of funds consists of net current assets (Note 7) and other non-current assets (Note 8).

Other Financial Data	For the financial period from June 29, 2020 (date of incorporation) to September 30, 2020
	INR	INR
Dividend (%) [1]	—	—
Earnings per share [2]	(2,438,551)	(33,252)

Notes:

1.

Dividend (%) is dividend per share divided by face value per share (US$ 1). Dividend per share is considered as interim dividend per share plus final dividend per share declared for the financial year/period.

2.

Earnings per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. The PAC 3 is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not limited reviewed.

Since the financial statements of PAC 3 are prepared in USD, the functional currency of PAC 3, they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.3344 as on January 08, 2021 (Source: Financial Benchmarks India Private Limited). The interim condensed financial statements for the period ended September 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

4.4.12.

As at September 30, 2020, PAC 3 has guaranteed, jointly with PAC 1, Acquirer, Vedanta Holdings Jersey Limited, Welter Trading Limited, Westglobe Limited and Finsider International Company Limited, US$1,750 million (INR 128,335 million) for a loan facility pertaining to the unsuccessful take-private of the Target Company, which has subsequently been repaid.

5.	BACKGROUND OF THE TARGET COMPANY

5.1.

The Target Company was incorporated on June 25, 1965 as a private limited company under the laws of India as Sesa Goa Private Limited. The Target Company was converted into a public limited company pursuant to which its name was changed to Sesa Goa Limited with effect from April 16, 1981. Subsequently, the name of the Target Company was changed to Sesa Sterlite Limited on September 18, 2013 and further the name of the Target Company was changed to its present name i.e., Vedanta Limited with effect from April 21, 2015. The name of the Target Company has not undergone any change in the last three years. Its CIN is L13209MH1965PLC291394.

5.2.	The registered office of the Target Company is located at 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093.

5.3.

The Target Company is a globally diversified natural resources company engaged in the business of producing oil and gas, zinc, lead, silver, copper, iron ore, steel, aluminium and power across India, South Africa, Namibia and Australia.

5.4.

Equity Shares are listed on the BSE (Security ID: VEDL, Security Code: 500295) and NSE (Symbol: VEDL). The ISIN of Equity Shares is INE205A01025. The ADSs issued by the Target Company are listed on New York Stock Exchange.

5.5.

As of the date of this LOF, the authorized share capital of the Target Company is INR 74,120,100,000 (Indian Rupees Seventy Four Billion One Hundred Twenty Million One Hundred Thousand only) divided into 44,02,01,00,000 Equity Shares of INR 1 (Indian Rupees One only) each and 3,01,00,00,000 preference shares of INR 10/- (Indian Rupees Ten only) each. The total issued and paid-up share capital of the Target Company is INR 3,717,504,871 (Indian Rupees Three Billion Seven Hundred Seventeen Million Five Hundred Four Thousand Eight Hundred Seventy One only) comprising of 3,71,75,04,871 Equity Shares of INR 1 (Indian Rupee One only) each. Out of the 3,71,75,04,871 Equity Shares, 3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice.

5.6.	The share capital structure of the Target Company, as on the date of this LOF, is as follows:

Paid-up Equity Shares of Target Company	No. of Equity Shares/ voting rights	% of Equity Shares/ voting rights
Fully paid-up Equity Shares	3,71,75,04,871	100%
Partly paid-up Equity Shares	Not Applicable	Not Applicable
Total paid-up Equity Shares	3,71,75,04,871	100%
Total voting rights in Target Company	3,71,71,96,639	99.99%

Note: 3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice. It is clarified that the shareholding data in this LOF is calculated on the basis of listed capital of the Target Company which comprises of 3,717,196,639 Equity Shares and excludes 308,232 Equity Shares that are under abeyance category, pending for allotment as they are sub judice.

5.7.	The Target Company has complied with the listing requirements and no penal/punitive actions have been taken by Stock Exchanges except for:

5.7.1.

Imposition of fine of INR 11,050 (Indian Rupees Eleven Thousand Fifty only) each by BSE and NSE for delayed intimation under Regulation 29 of the SEBI (LODR) Regulations regarding the meeting of the board of directors of the Target Company held on October 03, 2020 to consider financial results of the Target Company for quarter ended on June 30, 2020. The Target Company has made respective payments to the Stock Exchanges.

5.7.2.

Imposition of fine of INR 99,450 (Indian Rupees Ninety Nine Thousand Four Hundred Fifty only) each by BSE and NSE for late submission of financial results of the Target Company for quarter ended on June 30, 2020 under Regulation 33 of the SEBI (LODR) Regulations. The Target Company has made respective payments to the Stock Exchanges.

5.8.

As on the date of this LOF, out of the 3,71,75,04,871 Equity Shares, 3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice. Save and except as mentioned above, the entire issued, subscribed and paid up share capital of the Target Company is listed on the Stock Exchanges.

5.9.	The Equity Shares are frequently traded on the NSE (as on the date the PA), for the purposes of Regulation 2(1)(j) of the SEBI (SAST) Regulations (further details provided in paragraph 6.1 below).

5.10.	As on the date of this LOF, trading of the Equity Shares is not suspended on the Stock Exchanges.

5.11.

The Target Company has also issued ADSs which are currently listed on the New York Stock Exchange. Each ADS represents 4 Equity Shares. In terms of the Deposit Agreement, the holders of ADSs can instruct the ADS Depositary to vote in relation to the Equity Shares underlying the ADSs in accordance with their written instructions pursuant to the terms of the Deposit Agreement.

5.12.

As on date of March 8, 2021, there are 40,073,311 outstanding ADSs which can be converted into 160,293,244 Equity Shares representing 4.31% of the Voting Share Capital. Save and except as mentioned above, there are no outstanding instruments in the nature of warrants or fully convertible debentures or partly convertible debentures/ preference shares/ employee stock options etc., which are convertible into Equity Shares at any later date.

5.13.	As on date of this LOF, there are no partly paid up Equity Shares and the Equity Shares have not been delisted from any stock exchange in India.

5.14.	There have been no mergers/demergers/spin-offs involving the Target Company during the last 3 years from the date of this LOF. None of the Equity Shares of the Target Company are currently locked-in.

5.15.	Names, DIN, designation and date of appointment of the directors on the board of directors of the Target Company as on date of this LOF are as follows:

Name	DIN	Date of Appointment/ Re-appointment	Designation
Anil Agarwal	00010883	April 01, 2020	Non-Executive Chairman
Navin Agarwal	00006303	August 01, 2018*	Executive Vice-Chairman#
Mahendra Kumar Sharma	00327684	June 01, 2019	Non-Executive Independent Director
UK Sinha	00010336	March 13, 2018	Non-Executive Independent Director
K. Venkataramanan	00001647	April 01, 2020*	Non-Executive Independent Director
Padmini Somani	00046486	February 05, 2021	Non-Executive Independent Director
GR Arun Kumar	01874769	November 22, 2019*	Whole-Time Director and Chief Financial Officer^
Priya Agarwal	05162177	May 17, 2020*	Non-Executive Director

*	Specifies the date of latest re-appointment of the director.
#	Mr. Navin Agarwal was appointed as Executive Chairman and was re-designated as Executive Vice-Chairman with effect from April 01, 2020.
^

The board of directors of the Target Company has taken note of the resignation of Mr. GR Arun Kumar from the post of Whole-Time Director and Chief Financial Officer of the Target Company. The same can be accessed at www.bseindia.com and www.nseindia.com. The Target Company will announce the effective date of relieving of Mr. GR Arun Kumar in due course and same shall be intimated to the stock exchanges.

5.16.

As on the date of this LOF, Mr. Anil Agarwal, Mr. Navin Agarwal and Ms. Priya Agarwal, directors of the Target Company, are also part of the Promoter Group. Mr. Anil Agarwal, Executive Chairman and a director on the board of directors of the Acquirer, is the Non-Executive Chairman and a director on the board of directors of the Target Company. Further, Mr. Navin Agarwal, Executive Vice-Chairman and a director on the board of directors of the Acquirer, is the Executive Vice-Chairman and a director on the board of directors of the Target Company.

5.17.

The Target Company or its promoters have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

5.18.

The brief financial information of the Target Company based on its audited consolidated financial statements for the financial years ended on March 31, 2020 and March 31, 2019 and financial information for the year ended on March 31, 2018 extracted from audited financial statements as of and for the year ended on March 31, 2019, audited by the statutory auditor of the Target Company, and the unaudited consolidated results as per Regulation 33 of the SEBI (LODR) Regulations for the six months period ended on September 30, 2020, reviewed by the statutory auditor of the Target Company (together referred to as “financial statements”), is set out below:

In INR crores, except per share data

Profit and Loss Statement	As at and for six	Financial year ended March 31
	months ended on September 30, 2020	2020	2019	2018
Income from operations (1)	37,080	84,447	92,048	92,923
Other income	1,662	2,510	4,018	3,205
Total income	38,742	86,957	96,066	96,128
Total expenditure (2)	26,556	63,760	68,945	68,061
Profit before depreciation, interest and tax	12,186	23,197	27,121	28,067
Depreciation	3,671	9,093	8,192	6,283
Interest (3)	2,564	4,977	5,689	5,112
Profit before exceptional items and tax	5,951	9,127	13,240	16,672
Net exceptional gain/ (loss)	95	(17,386)	320	2,897
Profit before tax	6,046	(8,259)	13,560	19,569
Provision for tax (4)	2,880	(3,516)	3,862	5,877
Profit/ (loss) after tax before share in profit / (loss) of jointly controlled entities and associates and non-controlling interests	3,166	(4,743)	9,698	13,692

Notes:

1.	Income from operations includes revenue from operations and other operating income.
2.	Total expenditure comprises of total expenses as reported in financial statements less depreciation and finance cost.
3.	Interest comprises of finance cost as reported in financial statements.

4.	Provision for tax comprises of tax expense reported in financial statements.

Balance Sheet	As at and for six	Financial year ended on March 31
	months ended on September 30, 2020	2020	2019	2018
Sources of funds
Paid up share capital	372	372	372	372
Reserves and surplus (excluding revaluation reserve) (11)	71,908	71,375	77,152	78,901
Total equity	72,280	71,747	77,524	79,273
Net worth (1)	34,995	33,100	41,477	42,893
Secured loans (2)	49,717	49,268	44,506	34,937
Unsecured loans (3)	13,042	9,919	21,720	23,222
Other non-current liabilities (4)	11,491	11,829	13,157	11,276

Total sources of funds (5)	1,46,530	1,42,763	1,56,907	1,48,708

Uses of funds
Net fixed assets (6)	1,06,732	1,07,489	1,21,356	1,12,334
Investments (7)	136	95	4,891	164
Net current assets (8)	22,113	16,661	14,692	19,237
Other non-current assets (9)	17,549	18,518	15,968	16,973
Total miscellaneous expenditure not written off	—	—	—	—

Total uses of funds (10)	1,46,530	1,42,763	1,56,907	1,48,708

Notes:

1.

(Net worth/shareholder’s fund = Equity – Non-Controlling Interest - Hedging reserve - Capital reserve - Foreign currency translation reserve - Investment revaluation reserve). Net worth is not disclosed in the financial statements and hence is not audited by the statutory auditors.

2.	Secured loans comprises of total secured borrowings of Target Company including current maturities of secured long term borrowings as reported in financial statements.
3.	Unsecured loans comprises of total unsecured non-current borrowings of Target Company including current maturities of unsecured long term borrowings as reported in financial statements.
4.	Other non-current liabilities comprises of total non-current liabilities less non-current borrowings as reported in financial statements.
5.	Total sources of funds comprises of total equity, secured loans (Note 2), unsecured loans (Note 3) and other non-current liabilities (Note 4).
6.

Net fixed assets comprises net book value/ carrying value of property, plant and equipment, capital work-in-progress, Intangible assets and exploration intangible assets under development as reported in financial statements.

7.	Investments comprises non-current investments.
8.	Net current asset comprises current assets less current liabilities (excluding current borrowings and current maturities of long term borrowings) as reported in financial statements.
9.

Other non-current asset comprises of total non-current asset less net fixed assets (Note 6) less investments (Note 7). It comprises deferred tax assets, income tax assets, financial assets (other than investments) and other non-current assets as reported in the financial statements.

10.	Total uses of funds comprises of net fixed assets (Note 6), investments (Note 7), net current assets (Note 8) and other non-current assets (Note 9).
11.

For computation of reserves and surplus (excluding revaluation reserves), revaluation reserve is considered as a reserve created on revaluation of property, plant and equipment as per Indian Accounting Standards (“Ind AS”) 16. In the above financial periods, the revaluation reserve is nil. Further, investment revaluation reserve (INR 71 crore, INR 30 crore, INR 104 crore and INR 235 crore for the period ended on September 30, 2020, March 31, 2020, March 31, 2019 and March 31, 2018 respectively) has not been considered above. Investment revaluation reserve consists of equity instruments through other comprehensive income and debt instruments through other comprehensive income as reported in financial statements.

Other relevant information	As at and for six	Financial year ended on 31 March
	months ended on
	September 30, 2020	2020	2019	2018
Earnings per share (1)	4.99	-18	18.98	28.24
Dividend% (4)	0%	390%	1885%	2120%
Return on net worth (2)	5%	-20%	17%	24%
Book value per share (3)	94.48	89.38	112.02	115.67

Notes:

1.	Earnings per share is diluted EPS after tax and exceptional items as reported in the financial statements.
2.	Return on net worth = Profit/ (loss) attributable to owners of Vedanta Limited divided by net worth (refer note (1) above of balance sheet section)
3.	Book value per share = Net worth (refer note (1) above of balance sheet section) divided by the number of outstanding Equity Shares.
4.

Dividend (%) is dividend per share divided by face value per share (INR 1). Dividend per share is considered as interim dividend per share plus final dividend per share declared for the financial year/period.

The aforesaid annual financial statements for the year ended on March 31, 2020, March 31, 2019 and March 31, 2018 have been prepared and presented in accordance with Ind AS notified under the Companies (Indian Accounting Standards) Rules, 2015 and other relevant provisions of the Companies Act, 2013, as amended from time to time, and Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India. The unaudited consolidated results for the period ended on September 30, 2020 have been prepared in accordance with the recognition and measurement principles laid down in Ind AS 34 “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India.

5.19.	As on date of March 8, 2021, the pre and post Offer shareholding pattern of the Target Company, assuming full acceptances is as provided below:

No	Shareholders’ category	Shareholding and voting rights prior to the agreement/ acquisition and offer			Shares/voting rights agreed to be acquired which triggered off the SEBI (SAST) Regulation		Shares/voting rights to be acquired in the open offer (assuming full acceptance)		Shares/voting rights after the acquisition and offer
		(A)			(B)		(C)		(A)+(B)+(C) = (D)
		No. of Equity Shares		%	No. of Equity Shares	%	No. of Equity Shares	%	No. of Equity Shares		%
1	Promoter group (other than Acquirer and PACs)
A	Parties to the agreement, if any	—		—	—	—	—	—	—		—
B	Promoters other than 1A above, Acquirer and PACs	484,241,331		13.03	—	—	—	—	484,241,331		13.03
C	Total 1 (A+B)	484,241,331		13.03	—	—	—	—	484,241,331		13.03
2	Acquirer and PACs
A	Acquirer(1)	0		0	—	—
B	PAC 1	1,379,377,457		37.11	—	—
C	PAC 2	0		0			651,000,000	17.51	2,215,377,457		59.60
D	PAC 3	185,000,000		4.98
C	Total 2 (A+B+C+D)	1,564,377,457		42.09	—	—	651,000,000	17.51	2,215,377,457		59.60
3	Parties to agreement other than 1A and 2	—		—	—	—	—	—	—		—
4	Public (other than parties to the agreement, Acquirer and PAC)
A	Institutions(2)	1,116,977,621		30.05	—	—	(651,000,000)	(17.51)	1,017,577,851		27.37
B	Others(3)	551,600,230		14.84	—	—
	(Indicate the total number of shareholders in “Public” category)	592,267		—	—	—	—	—	—		—
	Total 4 (A+B)	1,668,577,851		44.88	—	—	(651,000,000)	(17.51)	1,017,577,851		27.37
	Grand Total (1+2+3+4)	3,717,196,639	(4)	100	—	—	—	—	3,717,196,639	(4)	100

Note:

(1)

As of the date of this LOF, the Acquirer does not hold any Equity Shares directly, however its subsidiaries namely, Finsider International Company Limited, Westglobe Limited, Welter Trading Limited, PAC 1 and PAC 3, hold 401,496,480 Equity Shares (representing 10.80% of the Voting Share Capital), 44,343,139 Equity Shares (representing 1.19% of the Voting Share Capital), 38,241,056 Equity Shares (representing 1.03% of the Voting Share Capital), 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital) and 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital), respectively.

(2)	Includes mutual funds, financial institutions/ banks, insurance companies, foreign portfolio investors and alternative investment funds.
(3)

Others also include 12,310,923 Equity Shares held by Vedanta Limited ESOS Trust, 160,293,244 Equity Shares representing ADSs issued by Citibank, N.A., and 99,219 Equity Shares held by individuals who are acting in concert with Promoter Group and are disclosed as public shareholders.

(4)

3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice. It is clarified that the shareholding data in this LOF is calculated on the basis of listed capital of the Target Company which comprises of 3,717,196,639 Equity Shares and excludes 308,232 Equity Shares that are under abeyance category, pending for allotment as they are sub judice.

5.20.	The Acquirer and/or the PACs have not acquired any Equity Shares after the date of PA, i.e., January 09, 2021 and up to the date of this LOF.

6.	OFFER PRICE AND FINANCIAL ARRANGEMENTS

6.1.	Justification of Offer Price

6.1.1.

The Equity Shares are listed on the BSE (Security ID: VEDL, Security Code: 500295) and NSE (Symbol: VEDL). The ISIN of Equity Shares is INE205A01025. The ADSs issued by the Target Company are listed on New York Stock Exchange.

6.1.2.

The annualized trading turnover of the Equity Shares on the Stock Exchanges from January 01, 2020 to December 31, 2020 (i.e., 12 calendar months preceding the calendar month in which the PA is made) is as set out below:

Stock Exchange	Number of Equity Shares traded (“A”)	Total number of Equity Shares (“B”)	Trading turnover (as % of total equity shares) (A/B)
BSE	50,46,92,019	3,71,71,96,639	13.6%
NSE	7,37,75,03,381	3,71,71,96,639	198.5%

Source: Certificate dated January 09, 2021 issued by Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W).

6.1.3.	Based on the above, the Equity Shares are frequently traded on NSE in accordance with Regulation 2(1)(j) of the SEBI (SAST) Regulations.

6.1.4.	The Offer Price of INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share is justified in terms of Regulation 8(2) of the SEBI (SAST) Regulations, being higher than the highest of:

SL. No.	Particulars	INR
A	The highest negotiated price per Equity Share of the Target Company for any acquisition under the agreements attracting the obligation to make a public announcement of this Open Offer.	Not applicable
B	The volume-weighted average price paid or payable for acquisitions, by the Acquirer and/or the PACs, during the 52 weeks immediately preceding the date of the PA.	159.94
C	The highest price paid or payable for any acquisition, by the Acquirer and/ or the PACs, during the 26 weeks immediately preceding the date of the PA.	159.96
D	The volume-weighted average market price of the Equity Shares, for a period of 60 trading days immediately preceding the date of the PA as traded on the stock exchange where the maximum volume of trading in the shares of the Target Company has been recorded during such period, and such shares are frequently traded.	130.05
E	Where the shares are not frequently traded, the price determined by the Acquirer, the PACs and the Manager to the Open Offer taking into account valuation parameters including book value, comparable trading multiples, and such other parameters as are customary for valuation of shares of such companies.	Not applicable
F	The per equity share value computed under Regulation 8(5), if applicable.	Not applicable

Source: Certificate dated January 09, 2021 issued by Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W)

6.1.5.

The Offer Price is higher than the highest of the amounts specified in the table in paragraph 6.1.4 above. In terms of Regulations 18(4) and 18(5) of the SEBI (SAST) Regulations, the Acquirer and PACs have decided to increase the offer price from INR 160 (Indian Rupees One Hundred and Sixty only) per Equity Share to INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share consisting of INR 233.71 (Indian Rupees Two Hundred and Thirty Three and Seventy One Paise only) plus interest of INR 1.29 (Indian Rupee One and Twenty Nine Paise only) per Equity Share computed at 10% per annum calculated for a period of delay of 20 days from April 6, 2021 (being the last date for payment of consideration to the Public Shareholders whose Equity Shares would have been validly tendered and accepted in the Open Offer given SEBI’s observations on the DLOF were received on February 16, 2021) till April 26, 2021 (being the last date by which the actual payment of consideration is required to be made to Public Shareholders whose Equity Shares are validly tendered and accepted in the Open Offer). Therefore, in terms of the SEBI (SAST) Regulations, the Offer Price is justified.

6.1.6.	There have been no corporate actions by the Target Company warranting adjustment of any of the relevant price parameters under Regulation 8(9) of the SEBI (SAST) Regulations.

6.1.7.

As on the date of this LOF, except as mentioned in this LOF, there is no revision in the Offer Price or Offer Size. An upward revision to the Offer Price and/ or to the Offer Size, if any, may be done in accordance with SEBI (SAST) Regulations. In the event of such revision, the Acquirer and the PACs shall: (a) make corresponding increase to the escrow amount prior to such upward revision; (b) make an announcement in the same newspapers in which the DPS has been published; and (c) simultaneously notify the Stock Exchanges, the SEBI and the Target Company at its registered office of such revision.

6.2.	Financial Arrangements

6.2.1.

The total funding requirement for the Open Offer, assuming full acceptance i.e., for the acquisition of up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares, at the Offer Price (i.e., INR 235 (Indian Rupees Two Hundred and Thirty Five only) is INR 152,985 million (Indian Rupees One Hundred Fifty Two Thousand and Nine Hundred and Eighty Fifty Million only) (“Maximum Open Offer Consideration”).

6.2.2.

In accordance with Regulation 17 of the SEBI (SAST) Regulations, the Acquirer, PACs and the Manager have entered into an escrow agreement with Axis Bank Limited (acting through its branch located at 8, Ground floor, ABW Tower, IFFCO Chowk, MG Road, Gurugram 122 002, Haryana, the “Escrow Agent”) on January 12, 2021 (“Escrow Agreement”). Pursuant to the Escrow Agreement, the Acquirer and PACs have created an escrow account named “VEDANTA HOLDINGS MAURITIUS II LIMITED-ESCROW ACCOUNT” (“Escrow Account”) with the Escrow Agent. A special escrow account - “VEDANTA HOLDINGS MAURITIUS II LIMITED-DESIGNATED BANK ACCOUNT” has also been opened for the purpose of Regulation 21 of SEBI (SAST) Regulations (“Special Escrow Account”).

6.2.3.

PAC 3 had earlier furnished unconditional and irrevocable bank guarantees dated January 12, 2021 in compliance with the requirements specified in Regulation 17 of the SEBI (SAST) Regulations. However, in view of the upward revision in Offer Size and Offer Price, PAC 1, PAC 2 and PAC 3 have instead deposited in cash INR 17,600.69 million (Indian Rupees Seventeen Thousand Six Hundred point Six Nine Million only) in the Escrow Account. The amount deposited in the Escrow Account is in compliance with the requirements specified in Regulation 18(5) of the SEBI (SAST) Regulations and Regulation 17 of the SEBI (SAST) Regulations i.e., 25% of the first INR 5,000,000,000 (Rupees Five Billion only) of the Maximum Open Offer Consideration and 10% of the remainder of the Maximum Open Offer Consideration. The cash deposit has been confirmed by the Escrow Agent by way of a confirmation letter dated March 15, 2021.

6.2.4.

In terms of the Escrow Agreement, the Manager to the Offer has been authorized to operate and realize the value of the Escrow Account and the Special Escrow Account in terms of the SEBI (SAST) Regulations.

6.2.5.

The Acquirer and the PACs have confirmed that they have adequate and firm financial resources to fulfil the obligations under the Open Offer and have made firm financial arrangements for implementation of the Open Offer, in terms of Regulation 25(1) of the SEBI (SAST) Regulations. The source of funds to meet the obligations of the Acquirer and the PACs under the Open Offer consists of: (a) cash and liquid investments; and (b) debt facilities availed by the Acquirer and PACs.

6.2.6.

Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W), has vide its certificate dated March 16, 2021, certified that the Acquirer and the PACs have adequate and firm financial resources to fulfill their obligations under the Open Offer.

6.2.7.

Based on the aforesaid financial arrangements made by the Acquirer and the PACs and on the confirmations received from Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W), the Manager to the Offer is satisfied that firm arrangements have been put in place by the Acquirer and the PACs to fulfill their obligations in relation to this Open Offer through verifiable means in accordance with the SEBI (SAST) Regulations.

6.2.8.

In case of any upward revision in the Offer Price and/ or the size of the Open Offer, the corresponding increase to the escrow amounts as mentioned above shall be made by the Acquirer and/ or PACs in terms of Regulations 17(2) and 18(5) of the SEBI (SAST) Regulations, prior to effecting such revision.

7.	TERMS AND CONDITIONS OF THE OFFER

7.1.	Operational Terms and Conditions

7.1.1.	In terms of the schedule of activities, the Tendering Period for the Offer shall commence on March 23, 2021 and close on April 7, 2021.

7.1.2.

The acceptance of this Open Offer is entirely at the discretion of the Public Shareholders. The Public Shareholders may tender their Equity Shares in the Offer at any time from the commencement of the Tendering Period but prior to the Offer Closing Date. Subject to the receipt of the statutory approvals as specified in paragraph 7.4 of this LOF, the Acquirer and/ or PAC(s) have up to 10 Working Days from the Offer Closing Date to pay the consideration to the Public Shareholders whose Equity Shares are accepted in the Open Offer.

7.1.3.

The Open Offer is subject to the terms and conditions set out in this LOF, the Form of Acceptance, the PA, Corrigendum to PA, the DPS, Corrigendum to DPS and DLOF and any other public announcements that may be issued with respect to the Open Offer.

7.1.4.	The marketable lot for the Equity Shares for the purpose of this Offer shall be 1 only. Public Shareholders can participate in the Offer by offering their shareholding in whole or in part.

7.1.5.

The Public Shareholders who tender their Equity Shares in this Open Offer shall ensure that they have good and valid title on the Offer Shares. The Equity Shares tendered under this Offer shall be fully paid-up, free from all liens, charges, equitable interests and encumbrances and shall be tendered together with all rights attached thereto, including all rights to dividends and rights to participate in, bonus and rights issues, if any, declared hereafter, and the tendering Public Shareholder shall have obtained all necessary consents for it to sell the Equity Shares on the foregoing basis.

7.1.6.

The acceptance must be unconditional, absolute and unqualified. Any acceptance of this Offer, which is conditional or incomplete applications, including non-submission of necessary enclosures, if any, are liable to be rejected without assigning any reason whatsoever. Further, in case the documents/forms submitted are incomplete and/or if they have any defect or modifications, the acceptance is liable to be rejected.

7.1.7.

In terms of Regulation 18(9) of the SEBI (SAST) Regulations, the Public Shareholders who tender their Equity Shares in acceptance of this Offer shall not be entitled to withdraw such acceptance during the Tendering Period or thereafter.

7.1.8.

This Open Offer is not conditional upon any minimum level of acceptance in terms of Regulation 19 of the SEBI (SAST) Regulations. This Open Offer is not a competing offer in terms of Regulation 20 of the SEBI (SAST) Regulations.

7.1.9.

The acceptance of Equity Shares tendered in this Offer will be made by the Acquirer and/or any one or more PACs on a proportionate basis, in consultation with the Manager. All the Equity Shares validly tendered under this Offer will be acquired by the Acquirer and/or any one or more PACs in accordance with the terms and conditions set forth in the LOF, to the extent of the Offer Size. If the number of Equity Shares validly tendered by the Public Shareholders under this Offer is more than the Offer Size, then the Offer Shares validly tendered by the Public Shareholders will be accepted on a proportionate basis, in consultation with the Manager to the Offer.

7.1.10.

Copies of PA, Corrigendum to PA, DPS, Corrigendum to DPS and DLOF, DLOF are available on the website of SEBI (www.sebi.gov.in) and copy of the LOF (including Form of Acceptance) is also expected to be available on the website of SEBI (www.sebi.gov.in).

7.1.11.	The Identified Date for this Offer as per the schedule of activities is March 8, 2021.

7.1.12.

The instructions, authorizations and provisions contained in the Form of Acceptance constitute an integral part of the terms of the Open Offer. The Public Shareholders can write to the Registrar to the Offer/ Manager to the Offer requesting for the Letter of Offer along with the Form of Acceptance and fill up the same in accordance with the instructions given therein, so as to reach the Registrar to the Offer, on or before the date of the Offer Closing Date. Alternatively, the Letter of Offer along with the Form of Acceptance will also be available at SEBI’s website (www.sebi.gov.in), and the Public Shareholders can also apply by downloading such forms from the website.

7.1.13.

None of the Acquirer, the PACs, the Manager or the Registrar to the Offer accepts any responsibility for any loss of documents during transit (including but not limited to Offer acceptance forms, copies of delivery instruction slips, etc.), and Public Shareholders are advised to adequately safeguard their interest in this regard.

7.1.14.

Any Equity Shares that are subject matter of litigation or are held in abeyance due to pending court cases/attachment orders/ restriction from other statutory authorities wherein the Public Shareholder may be precluded from transferring the Equity Shares during pendency of the said litigation, are liable to be rejected.

7.1.15.

The Acquirer and the PACs reserve the right to revise the Offer Price and/or the Offer Size in accordance the SEBI (SAST) Regulations. In the event of such revision, the Acquirer and PACs shall: (a) make corresponding increase to the escrow amount prior to such upward revision; (b) make an announcement in the same newspapers in which the DPS has been published; and (c) simultaneously notify the Stock Exchange, the SEBI and the Target Company at its registered office of such revision. In case of any revision of the Offer Price, the Acquirer and/ or the PAC(s) would pay such revised price for all the Equity Shares validly tendered at any time during the Open Offer and accepted under the Open Offer in accordance with the terms of this LOF.

7.2.	Locked-in Equity Shares

The locked-in Equity Shares, if any, may be tendered in the Open Offer and transferred to the Acquirer and/or the PAC(s) subject to the continuation of the residual lock-in period in the hands of the Acquirer and/or the PAC(s), as may be permitted under applicable law. The Manager to the Open Offer shall ensure that there shall be no discrimination in the acceptance of locked-in and non locked-in Equity Shares.

7.3.	Eligibility for accepting the Offer

7.3.1.

All Public Shareholders, registered or unregistered, who hold Equity Shares and are able to tender such Equity Shares in this Offer at any time before the Offer Closing Date are eligible to tender such Equity Shares in this Open Offer (subject to the approvals that they may need to obtain as stated in paragraph 7.4 of this LOF).

7.3.2.

Persons who have acquired Equity Shares but whose names do not appear in the register of members of the Target Company on the Identified Date i.e., the date falling on the 10th Working Day prior to the commencement of Tendering Period, or unregistered owners or those who have acquired Equity Shares after the Identified Date, or those who have not received the LOF, may also participate in this Open Offer. Incomplete applications, including non-submission of necessary enclosures, if any, are liable to be rejected. Accidental omission to send LOF to any person to whom the Offer is made or the non-receipt or delayed receipt of the Letter of Offer by any such person will not invalidate the Offer in any way. A copy of the LOF will be submitted to the custodian of ADSs as required under Regulation 18(3) of the SEBI (SAST) Regulations.

7.3.3.	For details relating to participation by ADS holders, please refer to paragraph 10.3 of this LOF.

7.3.4.

All Public Shareholders, (including resident or non-resident shareholders) must obtain all requisite approvals required, if any, to tender the Offer Shares (including without limitation, the approval from the RBI) held by them, in the Offer and submit such approvals, along with the other documents required to accept this Offer. In the event such approvals are not submitted, the Acquirer and/or the PAC(s) reserve the right to reject such Equity Shares tendered in this Offer. Further, if the holders of the Equity Shares who are not persons resident in India had required any approvals (including from the RBI, or any other regulatory body) in respect of the Equity Shares held by them, they will be required to submit such previous approvals, that they would have obtained for holding the Equity Shares, to tender the Offer Shares held by them, along with the other documents required to be tendered to accept this Offer. In the event such approvals are not submitted, the Acquirer and/ or the PAC(s) reserve the right to reject such Offer Shares.

7.4.	Statutory and other Approvals

7.4.1.

To the best of the knowledge of the Acquirer and the PACs, there are no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer, other than grant of certain exemptions and no action relief by the U.S. Securities and Exchange Commission prior to the commencement of the tendering period of the Open Offer in order to allow the Open Offer to be made to U.S. Public Shareholders and to allow U.S. Public Shareholders to tender their Equity Shares in the Open Offer without breaching the applicable U.S. rules. However, in case any statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such statutory or other approval(s) being obtained.

7.4.2.

In relation to the approval set out in paragraph 7.4.1 above, please note that on March 15, 2021 the staff of U.S. Securities and Exchange Commission has granted certain exemptions and no action relief in relation to the Open Offer.

7.4.3.

NRIs, OCBs and other non-resident holders of the Equity Shares, if any, must obtain all requisite approvals/exemptions required, if any, to tender the Equity Shares held by them in this Offer, and submit such approvals/exemptions along with the documents required to accept this Offer. If such approvals are not submitted, the Acquirer and/ or the PACs reserve the right to reject such Equity Shares tendered in this Offer.

7.4.4.

If the Public Shareholders who are not persons resident in India (including NRIs, OCBs, FIIs and FPIs) had required any approvals (including from the RBI or any other regulatory authority/ body) at the time of the original investment in respect of the Equity Shares held by them currently, they will be required to submit such previous approvals that they would have obtained for acquiring/holding the Equity Shares, along with the other documents required to be tendered to accept this Offer. If such approvals are not submitted, the Acquirer and/ or the PACs reserve the right to reject such Equity Shares tendered in this Offer.

7.4.5.

Where any statutory or other approval extends to some but not all of the Public Shareholders, the Acquirer and/ or the PACs shall have the option to make payment to such Public Shareholders in respect of whom no statutory or other approvals are required in order to complete this Open Offer.

7.4.6.

Subject to the receipt of the statutory and other approvals, if any, the Acquirer and/ or PAC(s) shall complete payment of consideration within 10 Working Days from the Offer Closing Date to those Public Shareholders whose documents are found valid and in order and are approved for acquisition by the Acquirer and the PACs.

7.4.7.

In case of delay/non-receipt of any statutory approval which may be required by the Acquirer and/or the PACs at a later date, as per Regulation 18(11) of the SEBI (SAST) Regulations, SEBI may, if satisfied, that the non-receipt of the requisite statutory approval(s) was not attributable to any willful default, failure or neglect on the part of the Acquirer and/or the PACs to diligently pursue such approval(s), grant an extension of time for the purpose of commencement of tendering period/ completion of this Open Offer, subject to such terms and conditions as may be specified by SEBI, including payment of interest by the Acquirer and/or the PACs to the Public Shareholders at such rate, as may be prescribed by SEBI from time to time, in accordance with Regulation 18(11) of the SEBI (SAST) Regulations. Further, pursuant to an email dated March 02, 2021, on account of time taken for the process to receive certain exemptions and no action relief from U.S. Securities and Exchange Commission, SEBI granted an extension to the Acquirer and PACs permitting them to dispatch the LOF within 7 Working Days from the receipt of such exemptions and no action relief and commence the tendering period within 12 Working Days from the receipt of such exemptions and no action relief subject to them paying interest for any delay at 10% per annum.

7.4.8.

In terms of Regulation 23(1) of the SEBI (SAST) Regulations, the Acquirer and the PACs shall have the right to withdraw the Open Offer in the event that any of the statutory approvals specified in this LOF as set out in paragraph 7.4 or those which become applicable prior to completion of the Open Offer are finally refused, for reasons outside the reasonable control of the Acquirer and the PACs. In the event of such a withdrawal of the Open Offer, the Acquirer and the PACs (through the Manager) shall, within 2 Working Days of such withdrawal, make an announcement of such withdrawal, in the same newspapers in which the DPS had appeared, stating the grounds for the withdrawal in accordance with Regulation 23(2) of the SEBI (SAST) Regulations and such announcement will also be sent to SEBI, Stock Exchanges and the Target Company at its registered office.

8.	PROCEDURE FOR ACCEPTANCE AND SETTLEMENT OF THE OFFER

8.1.

All Public Shareholders, registered or unregistered, holding Equity Shares in dematerialized form are eligible to participate in this Offer at any time from Offer Opening Date and Offer Closing Date. Please refer to Paragraph 8.12 of this LOF for details in relation to tendering of Offer Shares held in physical form.

8.2.	The BSE shall be the designated stock exchange for the purpose of tendering shares in the Offer.

8.3.	Procedure for acceptance and settlement of the Offer

8.3.1.

The Offer will be implemented by the Acquirer and the PACs, subject to applicable laws, through the acquisition window, i.e., ‘stock exchange mechanism’ made available by the Stock Exchanges in the form of a separate window (“Acquisition Window”) as provided under the SEBI (SAST) Regulations and the SEBI circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with the SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016 (“Acquisition Window Circulars”).

8.3.2.	The facility for acquisition of Equity Shares through the stock exchange mechanism pursuant to the Offer shall be available on BSE in the form of the Acquisition Window.

8.4.

The Letter of Offer with the Form of Acceptance is being sent to the Public Shareholders whose names appear on the register of members of the Target Company and to the beneficial owners of the Equity Shares whose names appear in the beneficial records of the respective Depositories, as of the close of business on the Identified Date.

8.5.

The Acquirer and PACs have appointed J.P. Morgan India Private Limited (“Buying Broker”) as its broker for the Open Offer through whom the purchases and settlement of the Offer Shares tendered in the Open Offer shall be made. The contact details of the Buying Broker are as mentioned below:

Name:	J.P. Morgan India Private Limited

Address:	J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East), Mumbai – 400 098

E-mail:	vedanta_openoffer@jpmorgan.com

Contact Person:	Mr. Hoshi Bharucha

Tel No.:	+91 22 6157 3000

Fax No.:	+91 22 6157 3911

8.6.

All the Public Shareholders who desire to tender their Equity Shares under the Offer would have to approach their respective stock brokers (“Selling Broker(s)”), during the normal trading hours of the secondary market during the Tendering Period. The Buying Broker or an affiliate may also act as Selling Broker for Public Shareholders.

8.7.

The Selling Broker can enter orders for physical and dematerialised Equity Shares. The cumulative quantity tendered shall be displayed on BSE’s website (www.bseindia.com) throughout the trading session at specific intervals during the Tendering Period.

8.8.

Modification/cancellation of bids will not be allowed during the Tendering Period. Multiple bids made by single Public Shareholder for selling the Equity Shares shall be clubbed and considered as ‘one’ bid for the purposes of acceptance.

8.9.	The details of settlement number for early pay-in of Equity Shares shall be informed in the issue opening circular that will be issued by BSE/ Clearing Corporation, before the Offer Opening Date.

8.10.

In the event the Selling Broker is not registered with BSE or if the Public Shareholder does not have any stock broker, then that Public Shareholder can approach any BSE registered stock broker and can make a bid by using quick unique client code facility through that BSE registered stock broker after submitting the details as may be required by the stock broker to be in compliance with applicable law and regulations. The Public Shareholders approaching BSE registered stock broker (with whom he does not have an account) may have to submit following details:

8.10.1.	In case of Public Shareholder being an individual

(i)	If Public Shareholder is registered with KYC Registration Agency (“KRA”): Forms required:

•	Central Know Your Client (“CKYC”) form including Foreign Account Tax Compliance Act (“FATCA”), In Person Verification (“IPV”), Original Seen and Verified (“OSV”) if applicable

•	Know Your Client (“KYC”) form documents required (all documents self-attested):

•	Bank details (cancelled cheque)

•	Demat details for Equity Shares in dematerialized form (demat master /latest demat statement)

(ii)	If Public Shareholder is not registered with KRA: Forms required:

•	CKYC form including FATCA, IPV, OSV if applicable

•	KRA form

•	KYC form documents required (all documents self-attested):

•	PAN card copy

•	Address proof

•	Bank details (cancelled cheque)

•	Demat details for Equity Shares in dematerialized form (demat master /latest demat statement)

It may be noted, that other than submission of above forms and documents, in person verification may be required.

8.10.2.	In case of Public Shareholder, being a Hindu Undivided Family (“HUF”):

(i)	If Public Shareholder is registered with KRA: Forms required:

•	CKYC form of karta including FATCA, IPV, OSV if applicable

•	KYC form documents required (all documents self-attested):

•	Bank details (cancelled cheque)

•	Demat details for Equity Shares in dematerialized form (demat master /latest demat statement)

(ii)	If Public Shareholder is not registered with KRA: Forms required:

•	CKYC form of karta including FATCA, IPV, OSV if applicable

•	KRA form

•	KYC form documents required (all documents self-attested):

•	PAN card copy of HUF & karta

•	Address proof of HUF & karta

•	HUF declaration

•	Bank details (cancelled cheque)

•	Demat details for Equity Shares in dematerialized form (demat master /latest demat statement)

It may be noted that, other than submission of above forms and documents, in person verification may be required.

8.10.3.	In case of Public Shareholder other than Individual and HUF:

(i)	If Public Shareholder is KRA registered: Form required

•	KYC form documents required (all documents certified true copy):

•	Bank details (cancelled cheque)

•	Demat details for Equity Shares in dematerialized form (demat master /latest demat statement)

•	FATCA, IPV, OSV if applicable

•	Latest list of directors/authorised signatories/partners/trustees

•	Latest shareholding pattern

•	Board resolution

•	Details of ultimate beneficial owner along with PAN card and address proof

•	Last 2 years financial statements

(ii)	If Public Shareholder is not KRA registered: Forms required:

•	KRA form

•	KYC form documents required (all documents certified true copy):

•	PAN card copy of company/ firm/trust

•	Address proof of company/ firm/trust

•	Bank details (cancelled cheque)

•	Demat details for Equity Shares in dematerialized form (demat master /latest demat statement)

•	FATCA, IPV, OSV if applicable

•	Latest list of directors/authorised signatories /partners/trustees

•	PAN card copies & address proof of directors/authorised signatories/ partners/trustees

•	Latest shareholding pattern

•	Board resolution/partnership declaration

•	Details of ultimate beneficial owner along with PAN card and address proof

•	Last 2 years financial statements

•	Memorandum of association/partnership deed /trust deed

It may be noted that, other than submission of above forms and documents, in person verification may be required.

It may be noted that the above-mentioned list of documents is an indicative list. The requirement of documents and procedures may vary from broker to broker.

8.11.	Procedure for tendering Equity Shares held in dematerialised form

8.11.1.

Public Shareholders who are holding Equity Shares in dematerialized form and who desire to tender their Equity Shares in dematerialized form under the Open Offer would have to do so through their respective Selling Broker by giving the details of Equity Shares they intend to tender under the Open Offer. Public Shareholders should tender their Equity Shares before market hours close on the last day of the Tendering Period.

8.11.2.

The Selling Broker would be required to place an order/bid on behalf of the Public Shareholders who wish to tender Equity Shares in the Open Offer using the Acquisition Window of the Stock Exchange. Before placing the bid, the Public Shareholder would be required to transfer the tendered Equity Shares to the Clearing Corporation, by using the early pay-in mechanism as prescribed by BSE or the Clearing Corporation, prior to placing the order/bid by the Selling Broker.

8.11.3.

The Public Shareholders shall earmark/ provide such early pay-in of the dematerialized Equity Shares to be tendered in the Offer (except for custodian participant orders) to the Clearing Corporation using the settlement number provided in the Offer opening circular which will be issued by the BSE/ Clearing Corporation before the opening of the Offer, before any orders/bids are placed on their behalf by their respective Selling Brokers.

8.11.4.

Upon placing the bid, the Selling Broker shall provide TRS generated by the stock exchange bidding system to the Public Shareholder. TRS will contain details of order/bid submitted like bid identification number, depository participant identification, client identification number, number of Equity Shares tendered, etc.

8.11.5.

On receipt of TRS from the respective Selling Broker, the Public Shareholder has successfully placed the bid in the Open Offer. Modification/cancellation of orders will not be allowed during the tendering period of the Offer.

8.11.6.

For custodian participant, orders for Equity Shares in dematerialized form early pay-in is mandatory prior to confirmation of order by the custodian. The custodians shall either confirm or reject orders not later than the time provided by BSE on the last day of the Offer Period. Thereafter, all unconfirmed orders shall be deemed to be rejected.

8.11.7.

The duly filled in delivery instruction slips (“DIS”) specifying the appropriate market type in relation to the Open Offer, and execution date along with all other details should be submitted by the Public Shareholders to their respective depositary participant/ Selling Broker so as to ensure that the Equity Shares are tendered in the Offer.

8.11.8.

For resident Public Shareholders holding Equity Shares in dematerialized form, submission of Form of Acceptance and TRS is not mandatory, but are advised to retain the acknowledged copies of the DIS and TRS with them until the expiry of the Offer Period. After the receipt of the Equity Shares in dematerialized form by the Clearing Corporation and a valid bid in the exchange bidding system, the Equity Shares bid shall be deemed to have been accepted for Public Shareholders holding Equity Shares in dematerialized form.

8.11.9.

All non-resident Public Shareholders (i.e., Public Shareholders not residing in India including NRIs, OCBs and FPIs) are mandatorily required to fill the Form of Acceptance. The non-resident Public Shareholders holding Equity Shares in demat mode, directly or through their respective Selling Brokers, are required to send the Form of Acceptance along with the required documents to the Registrar to the Offer at its address given on the cover page of the LOF. The envelope should be super scribed as “Vedanta Limited - Voluntary Open Offer”. The detailed procedure for tendering Equity Shares will be included in the Form of Acceptance.

8.12.	Procedure for tendering the Equity Shares held in physical form

As per the provisions of Regulation 40(1) of the SEBI (LODR) Regulations and SEBI’s press release dated 3 December 2018, bearing reference no. PR 49/2018, requests for transfer of securities shall not be processed unless the securities are held in dematerialised form with a depository with effect from 1 April 2019. However, in accordance with the circular issued by SEBI bearing reference number SEBI/HO/CFD/CMD1/CIR/P/2020/144 dated July 31, 2020, shareholders holding securities in physical form are allowed to tender shares in an open offer. Such tendering shall be as per the provisions of the SEBI (SAST) Regulations. Accordingly, Public Shareholders holding Equity Shares in physical form as well are eligible to tender their Equity Shares in this Open Offer as per the provisions of the SEBI (SAST) Regulations.

8.12.1.	The procedure for tendering to be followed by the Public Shareholders holding Equity Shares in the physical form is as detailed below:

(i)

Public Shareholders who are holding physical Equity Shares and intend to participate in the Open Offer will be required to approach their respective Selling Broker along with the complete set of documents for verification procedures to be carried out, including the (a) original share certificate(s), (b) valid share transfer form(s) (Form SH-4) duly filled and signed by the transferors (i.e., by all registered shareholders in same order and as per the specimen signatures registered with the Target Company) and duly witnessed at the appropriate place authorizing the transfer in favour of Twin Star Holdings Limited, (c) self-attested copy of the shareholder’s PAN card (in case of joint holders, PAN card copy of all transferors, and (d) any other relevant documents such as power of attorney, corporate authorization (including board resolution / specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original shareholder has deceased, etc., as applicable. In addition, if the address of the Public Shareholder has undergone a change from the address registered in the ‘Register of Members’ of the Target Company, the Public Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: (a) valid Aadhar card, (b) voter identity card; or (c) passport.

(ii)

Based on these documents, the Selling Broker shall place the bid on behalf of the Public Shareholder holding Equity Shares in physical form who wishes to tender Equity Shares in the Open Offer, using the acquisition window of the Stock Exchanges. Upon placing the bid, the Selling Broker shall provide a TRS generated by the stock exchange bidding system to the Public Shareholder. The TRS will contain the details of the order submitted like folio number, certificate number, distinctive number of Equity Shares tendered etc.

(iii)

The Selling Broker/ Public Shareholder has to deliver the original share certificate(s) and documents (as mentioned above) along with the TRS either by registered post or courier or hand delivery to the Registrar to the Offer i.e. KFin Technologies Private Limited (at the following address: Selenium Building, Tower- B, Plot No 31 & 32, Gachibowli, Financial District Nanakramguda, Serilingampally, Hyderabad Rangareddi – 500032, Telangana) within 2 days of bidding by the Selling Broker i.e. last date for receipt of documents by Registrar is the Offer Closing Date (by 5.00 p.m.(IST)). The envelope should be super scribed as “Vedanta Limited - Voluntary Open Offer”. 1 copy of the TRS will be retained by the Registrar and it will provide acknowledgement of the same to the Selling Broker / Public Shareholder. For any reason, if the aforesaid documents are not received by the Registrar within the specified timelines, the bids for such Equity Shares will be rejected and the Acquirer, PACs, Manager to the Offer and Registrar will not be responsible in any manner.

(iv)

The Public Shareholders holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents is submitted. Acceptance of the physical Equity Shares for the Open Offer shall be subject to verification as per the SEBI (SAST) Regulations and any further directions issued in this regard. The Registrar will verify such bids based on the documents submitted on a daily basis and till such time the Stock Exchanges shall display such bids as ‘unconfirmed physical bids’. Once the Registrar confirms the bids, they will be treated as ‘confirmed bids’

(v)

In case any Public Shareholder has submitted Equity Shares in physical form for dematerialization, such Public Shareholders should ensure that the process of getting the Equity Shares dematerialized is completed well in time so that they can participate in the Open Offer before the Offer Closing Date.

The Public Shareholders holding Equity Shares in physical mode will be required to fill the respective Form of Acceptance. Detailed procedure for tendering Equity Shares has been included in the Form of Acceptance.

8.13.	Procedure for tendering the shares in case of non-receipt of LOF:

8.13.1.

Persons who have acquired the Equity Shares but whose names do not appear in the register of members of the Target Company on the Identified Date, or unregistered owners or those who have acquired Equity Shares after the Identified Date, or those who have not received the LOF, may also participate in this Offer.

8.13.2.

A Public Shareholder may participate in the Open Offer by approaching their broker/ Selling Broker and tender the Equity Shares in the Open Offer as per the procedure mentioned in the LOF and the Form of Acceptance.

8.13.3.

The Letter of Offer along with Form of Acceptance will be dispatched to all the Public Shareholders of the Target Company, as appearing in the list of members of the Target Company as on the Identified Date. A Public Shareholder receiving the Letter of Offer along with the Form of Acceptance through electronic mode will be entitled to be furnished with a physical copy of the said documents upon receipt of requisition, if any, by e-mail at Vdl.voluntaryopenoffer@kfintech.com or by a letter addressed to the Registrar to the Offer. In case of non-receipt of the Letter of Offer, such Public Shareholders may (i) download the same from the SEBI website (www.sebi.gov.in) and can apply by using the same; or (ii) obtain a physical copy of the same from the Registrar to the Offer on providing suitable documentary evidence of holding of the Equity Shares. Alternatively, you can download the soft copy from the Registrar’s website www.kfintech.com.

8.13.4.

Alternatively, in case of non-receipt of the LOF, Public Shareholders holding the Equity Shares may participate in the Open Offer by providing their application in plain paper in writing signed by all shareholder(s), stating name, address, number of shares held, client ID number, DP name, DP ID number, number of shares being tendered and other relevant documents as mentioned in the LOF. Such Public Shareholders have to ensure that their order is entered in the electronic platform to be made available by BSE before the Offer Closing Date.

8.14.	Acceptance of Equity Shares

8.14.1.	Registrar to the Offer shall provide details of order acceptance to Clearing Corporation within specified timelines.

8.14.2.

In the event that the number of Equity Shares validly tendered by the Public Shareholders under this Offer is more than the number of Offer Shares, the Acquirer and/or any one or more PACs shall accept those Equity Shares validly tendered by the Public Shareholders on a proportionate basis in consultation with the Manager, taking care to ensure that the basis of acceptance is decided in a fair and equitable manner and does not result in non-marketable lots, provided that acquisition of Equity Shares from a Public Shareholder shall not be less than the minimum marketable lot. The marketable lot for the Equity Shares for the purpose of this Offer shall be 1.

8.14.3.

In case of any practical issues, resulting out of rounding-off of Equity Shares or otherwise, the Acquirer and/ or the PAC(s) will have the authority to decide such final allocation with respect to such rounding-off or any excess of Equity Shares or any shortage of Equity Shares.

8.15.	Settlement Process

8.15.1.

On closure of the Tendering Period, reconciliation for acceptances shall be conducted by the Manager and the Registrar to the Offer and the final list shall be provided to BSE to facilitate settlement on the basis of the shares transferred to the Clearing Corporation.

8.15.2.

The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market. Selling Broker(s) should use the settlement number to be provided by the Clearing Corporation to transfer the Equity Shares in favour of the Clearing Corporation.

8.15.3.

For Equity Shares accepted under the Offer, the Clearing Corporation will make direct funds pay-out to respective Public Shareholders. If the relevant Public Shareholder’s bank account details are not available or if the funds transfer instruction is rejected by RBI / relevant bank, due to any reason, then such funds will be transferred to the concerned Selling Broker settlement bank account for onward transfer to their respective shareholders.

8.15.4.

In case of certain client types viz. NRIs, non-resident clients etc. (where there are specific RBI and other regulatory requirements pertaining to funds pay-out) who do not opt to settle through custodians, the funds pay-out would be given to their respective Selling Broker’s settlement accounts for onwards releasing the same to their respective Public Shareholder’s account. For this purpose, the client type details would be collected from the Registrar to the Offer.

8.15.5.

For the Public Shareholder(s) holding Equity Shares in physical form, the funds pay-out would be given to their respective Selling Broker’s settlement bank accounts for releasing the same to the respective Public Shareholder’s account.

8.15.6.

The Public Shareholders will have to ensure that they keep the depository participant account active and unblocked to receive credit in case of return of Equity Shares, due to rejection or due to non-acceptance of the shares under the Offer.

8.15.7.

Excess demat Equity Shares or unaccepted demat Equity Shares, if any, tendered by the Public Shareholders would be returned to them by the Clearing Corporation. The Target Company is authorized to split the share certificate and issue a new consolidated share certificate for the unaccepted Equity Shares, in case the Equity Shares accepted are less than the Equity Shares tendered in the Open Offer by the Public Shareholders holding Equity Shares in the physical form.

8.15.8.

In case of partial or non-acceptance of orders, the balance demat Equity Shares shall be returned directly to the demat accounts of the Public Shareholders. However, in the event of any rejection of transfer to the demat account of the Public Shareholder for any reason, the demat Equity Shares shall be released to the securities pool account of their respective Selling Broker, and the Selling Broker will thereafter transfer the balance Equity Shares to the respective Public Shareholders.

8.15.9.

Any excess physical Equity Shares, including to the extent tendered but not accepted, will be returned by registered post back to the Public Shareholder(s) directly by Registrar to the Offer. Unaccepted share certificate(s), transfer deed(s) and other documents, if any, will be returned by registered post at the registered Public Shareholders’/ unregistered owners’ sole risk to the sole/ first Public Shareholder / unregistered owner.

8.15.10.

Public Shareholders who intend to participate in the Offer should consult their respective Selling Broker for any cost, applicable taxes, charges and expenses (including brokerage) that may be levied by the Selling Broker upon the selling shareholders for tendering Equity Shares in the Offer (secondary market transaction). The Offer consideration received by the Public Shareholders, in respect of accepted Equity Shares, could be net of such costs, applicable taxes, charges and expenses (including brokerage) and the Acquirer, the PACs and the Manager accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by the Public Shareholders.

8.15.11.

Any Equity Shares that are subject matter of litigation or are held in abeyance due to pending court cases/ attachment orders/ restriction from other statutory authorities wherein the Public Shareholder may be precluded from transferring the Equity Shares during pendency of the said litigation are liable to be rejected if directions/ orders regarding these Equity Shares are not received together with the Equity Shares tendered under the Offer.

8.15.12.	Buying Brokers would also issue a contract note to the Acquirer and/or the PAC(s) for the Equity Shares accepted under the Offer.

8.15.13.

Once the basis of acceptance is finalised, the Clearing Corporation would facilitate clearing and settlement of trades by transferring the required number to the Acquirer and/or the PAC(s). The Buying Broker will transfer the funds pertaining to the Offer to the Clearing Corporation’s bank account as per the prescribed schedule.

8.15.14.

The Acquirer and PACs intend to complete all formalities, including the payment of consideration to the Public Shareholders whose Equity Shares have been accepted in the Offer, within a period of 10 Working Days from the Offer Closure Date, and for this purpose, a Special Escrow Account in compliance with Regulation 21(1) of the SEBI (SAST) Regulations has been opened.

9.	NOTE ON TAXATION

THE INFORMATION PROVIDED BELOW SETS OUT THE INCOME-TAX IMPLICATIONS ON TENDERING OF LISTED EQUITY SHARES ON THE RECOGNISED STOCK EXCHANGE UNDER AN OPEN OFFER IN A SUMMARY MANNER AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES UNDER THE TAX LAWS PRESENTLY IN FORCE IN INDIA. THE SUMMARY IS BASED ON THE CURRENT PROVISIONS OF THE INDIAN INCOME TAX LAWS AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT TAX IMPLICATIONS.THE FOLLOWING OVERVIEW IS NOT EXHAUSTIVE OR COMPREHENSIVE AND IS NOT INTENDED TO BE A SUBSTITUTE FOR PROFESSIONAL ADVICE.

IN VIEW OF THE PARTICULARISED NATURE OF TAX CONSEQUENCES, ELIGIBLE EQUITY SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE CONSIDERING THE FACT THAT CERTAIN RECENTLY ENACTED LEGISLATION MAY NOT HAVE A DIRECT LEGAL PRECEDENT OR MAY HAVE A DIFFERENT INTERPRETATION.

THE LAW STATED BELOW IS AS PER THE IT ACT AS AMENDED UP TO FINANCE ACT, 2020.

THE ACQUIRER AND PACS DO NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF SUCH ADVICE. THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS NOTE AND THE SUMMARY TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME TAX IN THE CASE OF TENDERING OF LISTED EQUITY SHARES ON THE STOCK EXCHANGE SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

9.1.	General:

9.1.1.	The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31 of the following year.

9.1.2.	A person who is an Indian tax resident is liable to income-tax in India on his worldwide income, subject to certain tax exemptions, which are provided under the IT Act.

9.1.3.

A person who is treated as a non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India-sourced income (i.e., income which accrues or arises or deemed to accrue or arise in India) and income received by such persons in India (including income deemed to be received in India).

9.1.4.

Since the Target Company is incorporated in India, the Equity Shares are deemed to be “situated” in India and any gains arising to a non-resident on transfer of such shares is taxable in India under the IT Act.

9.1.5.

Further, the non-resident shareholder can avail benefits of the Double Taxation Avoidance Agreement (“DTAA”) between India and the respective country of which the said shareholder is a tax resident subject to satisfying the relevant conditions including but not limited to (a) conditions present in the said DTAA (if any) read with the relevant provisions of the MLI as ratified by India with the respective country of which the said shareholder is tax resident; (b) non-applicability of General Anti-Avoidance Rule (“GAAR”); and (c) providing and maintaining necessary information and documents as prescribed under the IT Act.

9.1.6.

Under the IT Act also taxability of the gains arising from the tendering of Equity Shares under the Open Offer depends on factors such as period of holding of the Equity Shares, residential status and category of the shareholder, nature of the income earned, etc.

9.1.7.

The shareholders may be required to undertake compliances such as filing an annual income tax return, as may be applicable to different categories of persons, with the income tax authorities, reporting their income for the relevant year.

9.1.8.

In addition to income tax, as the tendering of Equity Shares is being undertaken on the stock exchange, such transaction will be chargeable to Securities Transaction Tax (“STT”). STT is payable in India on the value of securities on every purchase or sale of securities that are listed on the Indian stock exchange. Currently, the STT rate applicable on the purchase and sale of shares on the stock exchange is 0.1% of the value of security transacted.

9.1.9.	All references to equity shares in this paragraph 9 (Note on Taxation) refer to listed equity shares unless stated otherwise.

9.2.	Classification of Shareholders

Shareholders can be classified under the following categories:

9.2.1.	Resident Shareholders being:

(i)	Individuals, Hindu Undivided Family (“HUF”), Association of Persons (“AOP”) and Body of Individuals (“BOI”)

(ii)	Others

a.	Company

b.	Other than company

9.2.2.	Non-Resident Shareholders being:

(i)	Non-Resident Indians (“NRIs”)

(ii)	Foreign Institution Investors (FIIs) / Foreign Portfolio Investors (FPIs)

(iii)	Others:

a.	Company

b.	Other than company

9.3.	Classification of Shares

The characterization of gains/losses, arising from sale of shares, as Capital Gains or Business Income would depend on the nature of holding in the hands of the shareholder and various other factors. Shareholders are also required to refer to Circular No.6/2016 dated February 29, 2016 issued by the Central Board of Direct Taxes (“CBDT”). The nature of gains/loss in the foregoing cases will be as under:

9.3.1.	Shares held as ‘investment’: Income arising from transfer of shares taxable under the head “Capital Gains”

9.3.2.	Shares held as ‘stock-in-trade’: Income arising from transfer taxable under the head “Profits and Gains from Business or Profession”.

9.4.	Taxability of equity shares held as investment:

9.4.1.	Capital gains in the hands of shareholders would be computed as per the provisions of Section 48 of the IT Act and the rate of income-tax would depend on the period of holding.

9.4.2.

Period of Holding: Depending on the period for which the shares are held, the gains would be taxable as ‘short term capital gain’ or ‘long-term capital gain’. Such classification would be determined as under:

Short-term Capital Asset (“STCA”): Equity shares held for less than or equal to 12 months

Long-term Capital Asset (“LTCA”): Equity share held for more than 12 months

9.4.3.	Accordingly, gains arising from transfer of a STCA are taxable as ‘Short-term Capital Gains’ (“STCG”). Gains arising from transfer of a LTCA are taxable as ‘Long-term Capital Gains’ (“LTCG”).

9.4.4.

As per Section 112A of the IT Act, LTCG arising on sale of listed equity shares will be subject to tax at the rate of 10% if STT has been paid on both, on purchase and sale of shares (except in certain cases notified by CBDT vide Notification No. 60/2018 dated October 1, 2018) and if the aggregate LTCG during the financial year exceeds INR 1 lakh. The said rate will be increased by applicable surcharge and cess. Further, no deduction under Chapter VI-A would be allowed in computing LTCG subject to tax under Section 112A of the IT Act.

9.4.5.

As per Section 112A of the IT Act, LTCG will be computed without considering the indexation benefit. The cost of acquisition will be computed in accordance with the provisions of Section 55 read with Section 112A of the IT Act. In terms of Section 55 read with Section 112A of the IT Act, if investments were made on or before January 31, 2018, a method of determining the cost of acquisition of such investments has been specifically laid down such that gains up to January 31, 2018 are grandfathered. To clarify, if the equity shares on which STT is paid were acquired prior to January 31, 2018, the cost of acquisition of such shares should be higher of (a) actual cost of acquisition and (b) lower of (i) fair market value as on January 31, 2018 (highest quoted price on January 31, 2018 or immediately prior trading day if shares were not traded on January 31, 2018) and (ii) actual sale consideration.

9.4.6.

If STT is not paid at the time of acquisition of the shares being acquired under the Open Offer and they do not fall within the exceptions identified under Notification No. 60/2018 dated October 1, 2018, then the entire LTCG arising to the shareholder shall be subject to tax @ 10% (plus applicable surcharge and cess) under Section 112 of the IT Act (or 20% (plus applicable surcharge and cess) after claiming indexation benefit which is relevant in case of resident shareholders).

9.4.7.

STCG realized on sale of listed equity shares (STT paid) will be subject to tax at the rate of 15% under Section 111A of the IT Act. The said rate will be increased be applicable surcharge and cess. Further, no deduction under Chapter VI-A would be allowed in computing STCG subject to tax under Section 111A of the IT Act.

9.4.8.	As per Section 48 of the IT Act, no deduction of amount paid on account of STT will be allowed in computing the income chargeable to tax as Capital Gains.

9.4.9.

Further the provisions of Minimum Alternate Tax on the book profits as contained in Section 115JB of the IT Act or Alternate Minimum Tax contained in Section 115JC of the IT Act, as the case may be, also need to be considered by the shareholders. The provisions of Section 115JB of the IT Act do not apply to a foreign company if it is a resident of a country with which India has entered into a DTAA under Section 90/90A of the IT Act and the assessee does not have a permanent establishment in India or such company is a resident of a country with which India does not have such agreement and the assessee is not required to seek registration under any law for the time being in force, relating to companies.

9.4.10.

As per Section 70 of the IT Act, Short Term Capital Loss computed for the given year is allowed to be set off against STCG as well as LTCG computed for the said year. The balance loss, which is not set off, is allowed to be carried forward for subsequent eight assessment years, for being set off against subsequent years’ STCG as well as LTCG, in terms of Section 74 of the IT Act.

9.4.11.

Long Term Capital Loss computed for a given year is allowed to be set off only against LTCG computed for the said year, in terms of Section 70 of the IT Act. The balance loss, which is not set off, is allowed to be carried forward for subsequent eight assessment years, for being set off only against subsequent years’ LTCG, in terms of Section 74 of the IT Act.

9.4.12.	Additional information in case of Foreign Institutional Investors (“FIIs”):

(i)

As per Section 2(14) of the IT Act, any securities held by a FII which has invested in such securities in accordance with the regulations made under the Securities and Exchange Board of India Act, 1992, will be treated as capital assets. Accordingly, any gains arising from transfer of such securities will be chargeable to tax in the hands of FIIs as capital gains.

(ii)	Under Section 115AD(1)(ii) of the IT Act, STCG arising to a FII on transfer of shares (STT paid) will be chargeable at the rate of 15%,

(iii)

Under Section 115AD(1)(iii) of the IT Act, income by way of LTCG arising from transfer of shares will be chargeable to tax at the rate of 10%. Provided that in case of income arising from the transfer of a LTCA referred to in Section 112A, income-tax at the rate of 10% will be calculated on such income exceeding Rs. 1 lakh.

Such capital gains would be computed without giving effect to the first and second proviso to Section 48. In other words, adjustment in respect of foreign exchange fluctuation and benefit of indexation would not allowed while computing the capital gains.

(iv)	The above rates are to be increased by applicable surcharge and cess.

(v)	Further, no deduction under Chapter VI-A would be allowed in computing STCG and as well as LTCG.

(vi)

The CBDT has vide Notification No. 9/2014 dated January 22, 2014 notified Foreign Portfolio Investors registered under the Securities and Exchange Board of India (FPI) Regulations, 2014 as FII for the purpose of Section 115AD of the IT Act.

9.4.13.	Additional Information in case of Non-resident Indians (“NRIs”):

Where the shares of the Target Company were acquired or purchased in convertible foreign exchange, NRIs, i.e. individuals being citizen of India or person of Indian origin who are not resident, have the option of being governed by the provisions of Chapter XII-A of the IT Act, which inter alia entitles them to the following benefits:

(i)

Under Section 115E of the IT Act, the LTCG arising to an NRI will be taxable at the rate of 10% (plus applicable surcharge and cess). While computing the LTCG, the benefit of indexation of cost would not be available.

(ii)

Under Section 115F of the IT Act, LTCG arising to an NRI from the transfer of the shares acquired or purchased in convertible foreign exchange shall be exempt from income-tax, if the net consideration is reinvested in specified assets, within six months of the date of transfer. If only part of the net consideration is so reinvested, the exemption shall be proportionately reduced. The amount so exempted shall be chargeable to tax subsequently, if the specified assets are transferred or converted into money within 3 (three) years from the date of their acquisition.

(iii)

Under Section 115G of the IT Act, it will not be necessary for an NRI to furnish his return of income under Section 139(1) of the IT Act if his income chargeable under the IT Act consists of only investment income or LTCG or both; arising out of assets acquired, purchased or subscribed to in convertible foreign exchange and tax deductible at source has been deducted there from as per the provisions of Chapter XVII-B of the IT Act.

(iv)	As per provisions of Section 115-I of the IT Act, an NRI may elect not to be governed by provisions of Chapter XII-A and compute his total income as per other provisions of the IT Act.

9.4.14.

Section 90(2) of the IT Act, provides relief to a non-resident, where there is a DTAA between India and the country of residence of the non-resident shareholder and the provisions of the DTAA are more favorable to the taxpayer, subject to satisfying relevant conditions including but not limited to (a) conditions present in the said DTAA (if any) read with the relevant provisions of the MLI as ratified by India with the respective country of which the said shareholder is tax resident; (b) non-applicability of General Anti-Avoidance Rule (“GAAR”); and (c) providing and maintaining necessary information and documents as prescribed under the IT Act.

9.4.15.	Investment Funds

Under Section 10(23FBA) of the IT Act, any income of an Investment Fund, other than the income chargeable under the head “Profits and gains of business or profession” would be exempt from income-tax. For this purpose, an “Investment Fund” means a fund registered as Category I or Category II Alternative Investment Fund and is regulated under the Securities and Exchange Board of India (Alternate Investment Fund) Regulations, 2012.

9.4.16.	Mutual Fund

Under Section 10(23D) of the IT Act, any income of mutual funds registered under SEBI or Regulations made thereunder or mutual funds set up by public sector banks or public financial institutions or mutual funds authorised by the RBI and subject to the conditions specified therein, is exempt from tax subject to such conditions as the Central Government may by notification in the Official Gazette, specify in this behalf.

9.5.	Taxability of equity shares held as stock in trade:

9.5.1.	Where gains realized from sale of listed equity shares are taxable as business income, they will be taxable at applicable tax rates to such shareholders.

9.5.2.

In terms of Section 36(1)(xv) of the IT Act, STT paid by the shareholder in respect of the taxable securities transactions entered into in the course of his business would be eligible for deduction from the amount of income chargeable under the head “Profit and gains of business or profession”, if the income arising from taxable securities transaction is included in such income.

9.5.3.

Section 90(2) of the IT Act, provides relief to a non-resident, where there is a DTAA between India and the country of residence of the non-resident shareholder and the provisions of the DTAA are more favorable to the taxpayer, subject to satisfying relevant conditions including but not limited to (a) conditions present in the said DTAA (if any) read with the relevant provisions of the MLI as ratified by India with the respective country of which the said shareholder is tax resident; (b) non-applicability of General Anti-Avoidance Rule (“GAAR”); and (c) providing and maintaining necessary information and documents as prescribed under the IT Act.

9.6.	Withholding tax implications:

9.6.1.	Remittance/Payment of Consideration

(i)	Resident shareholders:

In the absence of any provisions under the IT Act casting an obligation on the buyer to deduct tax on income arising in the hands of the resident seller on transfer of any property (other than immovable property), the Acquirer and/or the PACs are not required to withhold tax on the consideration payable to eligible shareholders pursuant to tendering of shares under the Open Offer.

(ii)	Non-resident shareholders – FIIs:

Section 196D of IT Act, provides for a specific exemption from withholding tax at source from any income, by way of Capital Gains arising to an FII from the transfer of securities referred to in Section 115AD of the IT Act. Thus, no withholding of tax is required in case of consideration payable to FIIs/FPIs.

(iii)	Non-resident shareholders (other than FIIs):

Each non-resident shareholder will confirm its status by selecting the appropriate box in the Form of Acceptance-cum-Acknowledgement.

Section 195(1) of the IT Act provides that any person responsible for paying to a non-resident, any sum chargeable to tax under the provisions of the IT Act is required to deduct tax at source at applicable rates in force.

However, the Acquirer and/or the PACs will not be able to deduct income-tax at source on the consideration payable to such non-resident shareholders as there is no ability for the Acquirer and/or the PACs to deduct taxes since the remittance/payment will be routed through the stock exchange, and there will be no direct payment by the Acquirer and/or the PACs to the non-resident shareholders.

Since the tendering of Equity Shares under the Open Offer is through the stock exchange, the responsibility to discharge tax due on the gains (if any) is on the non-resident shareholder given that practically it is not possible to withhold taxes and the Acquirer and/or PACs believe that the responsibility of withholding/ discharge of the taxes due on such gains (if any) on sale of Equity Shares is solely on the custodians/ authorized dealers/ agents/ non-resident shareholders – with no recourse to the Acquirer/promoters or the PACs. It is therefore recommended that the non-resident shareholders consult their custodians/ authorized dealers/ agents/ tax advisors appropriately. In the event the Acquirer and/or the PACs are held liable for the tax liability of the shareholder, the same shall be to the account of the shareholder and to that extent the Acquirer and/ or the PACs should be indemnified.

The non-resident shareholders must file their tax return in India inter alia considering gains arising pursuant to this Open Offer. The non-resident shareholders also undertake to provide the Acquirer, on demand, the relevant details in respect of the taxability / non-taxability of the proceeds pursuant to this Open Offer, copy of tax return filed in India, evidence of the tax paid etc. For additional income tax considerations applicable to persons who become shareholders of the Company upon conversion of ADS into Equity Shares, refer to paragraph 10 of this LOF.

9.6.2.	Remittance/ Payment of Interest

In case of interest, if any, paid by the Acquirer and/or the PACs to resident and non-resident shareholder as per Regulations 18(11) and 18(11A) of the SEBI (SAST) Regulations, the final decision to deduct tax or the quantum of taxes to be deducted rests solely with the Acquirer and/or the PAC(s) depending on the settlement mechanism for such interest payments. In the event, the Acquirer and/or the PAC(s) decide(s) to withhold tax, the same shall be basis the documents submitted along with the Form of Acceptance or such additional documents as may be called for by the Acquirer and/or the PAC(s). It is recommended that the shareholders consult their custodians/ authorized dealers/ tax advisors appropriately with respect to the taxability of such interest amount (including on the categorisation of the interest, whether as capital gains or as other income). In the event the Acquirer and/or the PACs are held liable for the tax liability of the shareholder, the same shall be to the account of the shareholder and to that extent the Acquirer and/ or the PACs should be indemnified.

The shareholders must file their tax return in India inter alia considering the interest (in addition to the gains on the sale of shares), if any, arising pursuant to this Open Offer. The shareholders also undertake to provide the Acquirer and/ or PACs, on demand, the relevant details in respect of the taxability/ non-taxability of the proceeds pursuant to this Open Offer, copy of tax return filed in India, evidence of the tax paid etc.

9.7.	Documents to be provided along with the Form of Acceptance:

9.7.1.	Resident shareholders claiming that no tax is to be deducted or tax to be deducted at a lower rate should submit a self-attested copy of the PAN card and the following documents, as may be applicable:

(i)

Certificate under Section 197 of the IT Act from the income-tax authorities indicating the amount of tax to be deducted by the Acquirer and/or the PAC(s) (applicable in case of interest payment, if any);

(ii)	Self-attested declaration in respect of status of shareholder (e.g. individual, firm, company, trust, or any other – please specify) and residential status as per IT Act;

(iii)	Self-declaration in Form 15G/ Form 15H (in duplicate), (applicable in case of interest payment, if any);

(iv)	SEBI registration certificate as a mutual fund (applicable in case of interest payment, if any);

(v)

Documentary evidence (e.g. copy of relevant registration or notification) in support of the claim that the shareholder is otherwise eligible to exemption from withholding tax (applicable in case of interest payment, if any); and

(vi)

SEBI registration certificate issued as Category I or Category II Alternative Investment Fund if the shareholder claims exemption from tax deduction under Section 197A (1F) of the IT Act (applicable in case of interest payment, if any).

9.7.2.	Non-resident shareholders claiming that no tax is to be deducted or tax to be deducted at a lower rate should submit the following documents, as may be applicable:

(i)	Self-attested copy of PAN Card; or

a.	name, e-mail id, contact number;

b.	address in the country or specified territory outside India of which the shareholder is a resident;

c.	Tax Residency Certificate;

d.	Form 10F; and

e.	Tax Identification Number/ Unique Identification Number of the shareholder.

(ii)	Tax Residency Certificate;

(iii)	Form 10F;

(iv)

Such other information and documentation as may be required depending upon the specific terms of the relevant DTAA read with the provisions of MLI, including but not limited to a declaration of not having a permanent establishment in India;

(v)	Certificate of lower or NIL withholding tax issued by income-tax authorities indicating the TDS rate/amount of tax to be deducted by the Acquirer and/or the PACs;

(vi)	Self-attested declaration in respect of status of shareholder (e.g. individual, firm, company, trust, or any other – please specify) and residential status as per IT Act; and

(vii)	SEBI registration certificate for FII and FPI.

9.8.	Tax Deduction Certificate

Shareholders who wish to tender their Equity Shares must submit the information all at once as given in the Form of Acceptance and those that may be additionally requested for by the Acquirer/ PAC(s). The documents submitted by the shareholders along with the Form of Acceptance will be considered as final. Any further/ delayed submission of additional documents, unless specifically requested by the Acquirer/ PAC(s) will be accepted at the sole discretion of the Acquirer/ PAC(s).

The final decision to deduct tax or not, or the quantum of taxes to be deducted rests solely with Acquirer/ PAC(s).

9.9.	Rate of Surcharge and Cess

In addition to the basic tax rate, applicable Surcharge, Health and Education Cess are currently leviable as under: 9.9.1. Surcharge

(i)	In case of domestic companies: Surcharge @ 12% is leviable where the total income exceeds Rs. 10 crore and @ 7% where the total income exceeds Rs. 1 crore but less than Rs. 10 crores.

(ii)	In case of domestic companies liable to pay tax under section 115BAA or section 115BAB: Surcharge @ 10% is leviable.

(iii)

In case of companies other than domestic companies: Surcharge @ 5% is leviable where the total income exceeds Rs. 10 crore and @ 2% where the total income exceeds Rs.1 crore but less than Rs. 10 crores.

(iv)	In case of individuals, HUF, AOP, BOI:

a.	Surcharge at the rate of 10% is leviable where the total income exceeds INR 50 lakh but does not exceed INR 1 crore.

b.	Surcharge at the rate of 15% is leviable where the total income exceeds INR 1 crore but does not exceed INR 2 crore.

c.	Surcharge at the rate of 25% is leviable where the total income exceeds INR 2 crore but does not exceed INR 5 crore.

d	Surcharge at the rate of 37% is leviable where the total income exceeds INR 5 crore.

e.	However, for the purpose of income chargeable under section 111A, 112A and 115AD (for income chargeable to tax under the head capital gains), the surcharge rate shall not exceed 15%.

(v)	In case of Firm and Local Authority: Surcharge @12% is leviable where the total income exceeds Rs. 1 crore.

9.9.2.	Cess

Health and Education Cess @ 4% is currently leviable in all cases.

9.10.	Others

9.10.1.	Notwithstanding the details provided above, all payments will be made to the shareholders subject to compliance with prevailing tax laws.

9.10.2.

The tax deducted by the Acquirer and/or the PAC(s) while making payment to a shareholder may not be the final tax liability of such shareholder and shall in no way discharge the obligation of the shareholder to appropriately disclose the amounts received by it, pursuant to this Open Offer, before the income-tax authorities.

9.10.3.

The Acquirer and/or the PAC(s) will deduct tax (if required) as per the information provided and representation made by the shareholders. In the event of any income-tax demand (including interest, penalty, etc.) arising from any misrepresentation, inaccuracy or omission of information provided/to be provided by the shareholder, such shareholder will be responsible to pay such income-tax demand under the IT Act and provide Acquirer and/or the PACs with all information/documents that may be necessary and co-operate in any proceedings before income tax / appellate authority in India.

9.10.4.	The Acquirer and/or the PACs, and the Manager to the Open Offer do not accept any responsibility for the accuracy or otherwise of the tax provisions set forth herein above.

THE ABOVE DISCLOSURE ON TAXATION ARE BASED ON THE CURRENT PROVISIONS OF THE IT ACT. THE LEGISLATIONS, THEIR JUDICIAL INTERPRETATION AND THE POLICIES OF THE REGULATORY AUTHORITIES ARE SUBJECT TO CHANGE FROM TIME TO TIME, AND THESE MAY HAVE A BEARING ON THE IMPLICATIONS LISTED ABOVE. ACCORDINGLY, ANY CHANGE OR AMENDMENTS IN THE LAW OR RELEVANT REGULATIONS WOULD NECESSITATE A REVIEW OF THE ABOVE DISCLOSURES.

THE JUDICIAL AND ADMINISTRATIVE INTERPRETATIONS THEREOF, ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT INCOME-TAX IMPLICATIONS. THIS NOTE IS NEITHER BINDING ON ANY REGULATORS NOR CAN THERE BE ANY ASSURANCE THAT THEY WILL NOT TAKE A POSITION CONTRARY TO THE COMMENTS MENTIONED HEREIN.

THE IMPLICATIONS ARE ALSO DEPENDENT ON THE SHAREHOLDERS FULFILLING THE CONDITIONS PRESCRIBED UNDER THE PROVISIONS OF THE RELEVANT SECTIONS UNDER THE RELEVANT TAX LAWS.

THE INFORMATION ON TAXATION MENTIONED HEREIN IS ON THE BASIS THAT THE OPEN OFFER SHALL BE COMPLETED THROUGH THE STOCK EXCHANGE SETTLEMENT MECHANISM MADE AVAILABLE BY BSE, AS PROVIDED UNDER THE SEBI (SAST) REGULATIONS AND ACQUISITION WINDOW CIRCULARS, IN EACH CASE AS AMENDED FROM TIME TO TIME.

THE ACQUIRER AND THE PACS DO NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF SUCH ADVICE. THEREFORE, ELIGIBLE EQUITY SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY IS INTENDED ONLY TO PROVIDE GENERAL INFORMATION TO THE SHAREHOLDERS AND IS NEITHER DESIGNED NOR INTENDED TO BE SUBSTITUTED FOR PROFESSIONAL TAX ADVICE. IN VIEW OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH SHAREHOLDER IS ADVISED TO CONSULT HIS/HER OWN TAX ADVISOR WITH RESPECT TO THE TAX IMPLICATIONS AND CONSEQUENCES ON TENDERING OF EQUITY SHARES.

10.	SPECIAL INFORMATION FOR U.S. HOLDERS

The following information included in this section has been included for purposes of making important U.S. security disclosures for U.S. holders.

10.1.	Summary Term Sheet

This summary term sheet highlights selected information from this LOF and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the legal terms of the Offer, you should read the entire LOF and accompanying Form of Acceptance. Questions or requests for assistance may be directed to the Manager to the Offer i.e., J.P. Morgan India Private Limited, or the Registrar to the Offer i.e., KFin Technologies Private Limited, at their addresses and telephone numbers on the front cover of this LOF. Capitalized terms used in this summary, where not otherwise defined herein, are defined in other parts of this LOF, including the “Definitions” section.

10.1.1.	The Acquirer and The PACs

The Acquirer along with the PACs are making this Offer. The PACs are indirect subsidiaries of Acquirer. The Acquirer is a globally diversified natural resources company and is engaged in production of aluminium, copper, zinc, lead, silver, iron ore, oil and gas and commercial energy. For further details, please see paragraph 4 of this LOF (Background of the Acquirer and the PACs).

10.1.2.	Offer Details

The Offer is being made to purchase up to 651,000,000 (Six Hundred and Fifty One Million) Equity Shares representing 17.51% of the Voting Share Capital. For further details, please see paragraph 3 of this LOF (Details of the Offer).

10.1.3.	Background of the Offer

This Offer is not the result of any direct or indirect acquisition of voting rights in the Target Company or an open market purchase and is a voluntary open offer by the Acquirer and PACs to the Public Shareholders in accordance with Regulation 6 of the SEBI (SAST) Regulations. This Offer does not result in any change of control over the Target Company. For further details, please see paragraph 3 of this LOF (Details of the Offer).

10.1.4.	Offer Price and Form of Payment

The Offer is being made at INR INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share payable in cash. For further details, please see paragraph 6 of this LOF (Offer Price and Financial Arrangements).

10.1.5.	For Participation by ADS holders

The Offer is for acquisition of Equity Shares. Consequently, ADS holders are not permitted to directly tender their ADSs. Instead, in order to participate in the Open Offer, ADS holders must convert their ADSs into Equity Shares and then tender such Equity Shares in the Open Offer. For further details relating to participation by ADS holders, please see paragraph 10.3 of this LOF.

10.1.6.	Financial Resources for Payment

The Acquirer and the PACs have confirmed that they have adequate and firm financial resources to fulfil the obligations under the Open Offer and have made firm financial arrangements for implementation of the Open Offer. For further details, please see paragraph 6.2 of this LOF.

10.1.7.	Period of the Offer

The Tendering Period will commence on March 23, 2021 and close on April 07, 2021. During this period, the Public Shareholders (including U.S. Public Shareholder) can tender their Equity Shares between 9:15 am (Indian Standard Time) and 3:30 pm (Indian Standard Time).

10.1.8.	Conditions of the Offer

The Offer is not subject to any minimum level of acceptance. The Offer is subject to the receipt of certain statutory and regulatory approvals described in paragraph 7.4 of this LOF. The Acquirer and PACs shall have the right to withdraw the Open Offer in terms of Regulation 23(1) of the SEBI (SAST) Regulations in the event that any of the statutory approvals specified in this LOF as set out in paragraph 7.4 or those which become applicable prior to completion of the Open Offer are finally refused, for reasons outside the reasonable control of the Acquirer and the PACs. For further details, please refer to paragraph 7.4.8 of this LOF.

10.1.9.	Procedure for Tendering Equity Shares and ADS

The procedure for tendering Equity Shares is set out in paragraph 8 of this LOF (Procedure for Acceptance and Settlement of the Offer). ADS holders will not be entitled to participate in the Open Offer, unless they convert their ADSs into Equity Shares and then tender such Equity Shares in the Open Offer. For further details relating to participation by ADR holders, please refer to paragraph 10.3 of this LOF. Further, please note that in terms of Regulation 18(9) of the SEBI (SAST) Regulations, the Public Shareholders who tender their Equity Shares in acceptance of this Offer shall not be entitled to withdraw such acceptance during the Tendering Period or thereafter.

10.1.10.	Payment for Tendered Equity Shares

Subject to the receipt of the statutory and other approvals, if any, the Acquirer and/ or PAC(s) shall complete payment of consideration within 10 Working Days from the Offer Closing Date to those Public Shareholders whose documents are found valid and in order and are approved for acquisition by the Acquirer and the PACs. Such consideration may be subject to withholding tax in India up to 43.68%. The consideration will be payable in cash in accordance with the SEBI (SAST) Regulations. For further details, please see paragraph 8 of this LOF (Procedure for Acceptance and Settlement of the Offer) and paragraph 9.6 of this LOF (Withholding tax implications).

10.1.11.	Market Value of the Equity Shares or ADS as of recent date

Equity Shares are listed on the BSE (Security ID: VEDL, Security Code: 500295) and NSE (Symbol: VEDL). The ISIN of Equity Shares is INE205A01025. The ADSs issued by the Target Company are listed on New York Stock Exchange (Symbol: VEDL).

10.2.	Forward looking statements

Certain statements in this Letter of Offer are not historical and may constitute forward-looking statements reflecting financial performance. When used in this Letter of Offer, words such as “estimate”, “intend”, “expect”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are, by their very nature, not guarantees of future operational or financial performance and are subject to risks and uncertainties. Forward-looking statements are based on management’s estimates, beliefs and opinions on the date the statements are made. Actual results may differ from these estimates, beliefs and opinions.

10.3.	Participation by ADS Holders

10.3.1.

The holders of ADSs (and ADRs evidencing the ADSs, if applicable) will not be entitled to participate in the Open Offer, unless they convert their ADSs into Equity Shares and then tender such Equity Shares in the Open Offer. There may be certain circumstances wherein an ADS holder would be required to procure prior approval for acquisition of Equity Shares pursuant to conversion of ADSs. For instance, if a beneficial holder of an ADS is situated in or is a citizen of any country which shares a land border with India, then such ADS holder would be required to seek prior approval for conversion of such ADSs into Equity Shares. Accordingly, ADS holders are advised to consult their advisors prior to acquisition of Equity Shares pursuant to conversion of ADSs.

10.3.2.

ADS holders who present their ADSs (or ADRs, if applicable) for cancellation to the Depositary will be able to take possession of the corresponding Equity Shares in book-entry form only and, as a result, they must have, or must establish, a custodian or brokerage (demat) account in India to receive such Equity Shares prior to presenting their ADSs to the Depositary for cancellation. Establishing such custodian or brokerage (demat) account may be subject to delay as a result of operational procedures and as the opening of such account may be subject to regulatory approvals in India. In addition, the conversion of ADSs into Equity Shares arguably should not be subject to Indian tax. However, the law is unclear on this aspect and hence Indian tax, if any, potentially may be withheld or directly discharged by the converting ADS holder at a rate which may extend up to 43.68%. ADS holders should consult their custodians, authorized dealers, and/or tax advisors, as appropriate, regarding any such taxes or withholding.

10.3.3.

If the ADS holder converts its ADS into Equity Shares, but decides not to participate in the Open Offer for any reason or any Equity Shares are not accepted on account of the aggregate number of Equity Shares tendered being more than the Offer Size in accordance with paragraph 7.1.9 of this LOF, such ADS holder will be able to re-deposit any such Equity Shares that are not tendered in the Open Offer, or if tendered, are not accepted in the Open Offer, and receive in return the ADS representing such re-deposited Equity Shares. The ADS holders are advised to consult the Depositary prior to converting their ADSs into Equity Shares to understand the process and documents required for the purpose of conversion of ADS into Equity Shares, and re-conversion of Equity Shares into ADS (if required). For more information on this process, please visit the Target Company’s website at www.vedantalimited.com. The conversion of Equity Shares back into ADSs may be subject to Indian tax, and hence Indian tax, if any, potentially may be withheld or directly discharged by the converting holder at a rate which may extend up to 43.68%. ADS holders should consult their custodians, authorized dealers, and/or tax advisors, as appropriate, regarding any such taxes or withholding.

10.3.4.

The ADS holder will not be charged any fees payable to the Depositary or to any custodian of Equity Shares for (a) the cancellation of ADSs by ADS holders and the delivery of Equity Shares to such custodian who, during the period starting from the date of this LOF till Offer Closing Date, present their ADS for cancellation to the ADS Depositary for the purpose of effecting a valid tender into the Offer, (b) in the event the number of Equity Shares validly tendered by the Public Shareholders under this Offer is more than the Offer Size and the Offer Shares validly tendered by the Public Shareholders are accepted on a proportionate basis in accordance with paragraph 7.1.9 of this LOF, the re-issuance of ADSs by the Depositary during the 30 day period following the date the Equity Shares are available for re-deposit and (c) with respect to ADS holders who convert ADSs into Equity Shares during such period but who do not tender such Equity Shares in the event the Acquirers and the PACs withdraw the Open Offer in accordance with the condition specified in paragraph 7.4.8 of this LOF, re-issuance of ADSs by the ADS Depositary during the 30-day period following the date the Equity Shares not accepted in Open Offer are available for re-deposit.

10.4.	United States federal income tax consequences

The following discussion describes certain material United States federal income tax consequences to U.S. Holders (defined below) of a disposition of the Equity Shares pursuant to the Offer. This summary applies only to investors that hold the ADSs or Equity Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), and United States Treasury regulations in effect or, in some cases, proposed, as well as judicial and administrative interpretations thereof available each as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The summary below does not discuss certain United States federal income tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as Medicare contribution tax on net investment income. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion is for general information only and does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations or subject to special rules

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE AND LOCAL CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Equity Shares and you are, for United States federal income tax purposes;

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for United states federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) has a valid election in effect under the applicable United States Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds ADSs or Equity Shares, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding ADSs or Equity Shares is urged to consult its tax advisor.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying Equity Shares represented by those ADSs for United States federal income tax purposes.

The following discussion assumes that the Target Company is not treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. However, there is no assurance that the Target Company is not treated as a PFIC with respect to a U.S. Holder of ADSs or Equity Shares due to its status as a PFIC during the current year or any prior years. If the Target Company were to be a PFIC in any year a U.S. Holder held ADSs or Equity Shares tendered pursuant to this Offer, certain material adverse U.S. federal income tax consequences could apply to the U.S. Holder.

Withdrawal or Deposit of Equity Shares from or into the ADS Facility

A withdrawal or deposit of Equity Shares from or into the ADS facility, and resulting conversion of ADSs into or from Equity Shares, should generally not be a taxable event for U.S. federal income tax purposes. Assuming such treatment is respected, a U.S. Holder should not recognize gain or loss on such conversion, such holder’s tax basis in its Equity Shares or ADSs received in such conversion should equal its tax basis in its ADSs or Equity Shares immediately prior to such conversion, and such holder’s holding period in Equity Shares or ADSs received should include its holding period in the ADSs or Equity Shares converted.

Taxation of a Disposition Pursuant to the Offer

Upon the disposition of Equity Shares for cash pursuant to the Offer, a U.S. Holder generally will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized for the Equity Shares and the U.S. Holder’s tax basis in the Equity Shares. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Equity Shares at the time of the disposition exceeds one year. Long-term capital gain of individual U.S. Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

The amount realized (including Indian tax, if any, withheld from the gross proceeds of such sale) by a cash-basis U.S. Holder and an accrual-basis U.S. Holder that has made a special election that disposes of Equity Shares pursuant to the Offer will be the U.S. Dollar value of the Indian Rupees received in exchange therefor, translated at the spot rate of exchange on the settlement date of the disposition, which generally will be the date the Indian Rupees are received (or deemed received) by the U.S. Holder (or any agent acting on behalf of the U.S. Holder, if applicable). An accrual-basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the payments date and the settlement date, and such gain or loss generally will be treated as ordinary income or loss and as U.S.-source income or loss. The special election must be applied consistently from year to year and cannot be changed without the consent of the U.S. Internal Revenue Service (the “IRS”). A U.S. Holder’s tax basis in its Equity Shares will generally be the U.S. Dollar cost of their purchase.

Because gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of the disposition of Equity Shares may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. U.S. Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of Equity Shares pursuant to the Offer and their ability to credit an Indian tax against their United States federal income tax liability.

Information Reporting and Backup Withholding

Proceeds from the disposition of Equity Shares pursuant to the Offer may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

10.5.	Pricing information

The information set forth below regarding the high and low prices is being provided pursuant to disclosure requirements under the U.S. securities laws. The tables below set forth, for the periods indicated, intraday high and low trading prices for the Equity Shares.

	BSE		NSE
	INR per Share High	INR per Share Low	INR per Share High	INR per Share Low
CY2019
Q1CY2019	203.0	145.9	202.9	145.8
Q2CY2019	195.0	152.5	195.1	152.8
Q3CY2019	177.9	125.7	177.2	125.3
Q4CY2019	162.9	136.6	163.0	136.6
CY2020
Q1CY2020	166.1	60.3	166.1	60.2
Q2CY2020	113.5	62.4	113.5	62.2
Q3CY2020	141.5	103.8	141.5	103.7
Q4CY2020	170.5	91.3	170.7	91.2
CY2021
Q1CY2021 (upto March 15, 2021)	229.7	160.0	229.8	160.0

Source: www.bseindia.com and www.nseindia.com

The tables below set forth, for the periods indicated, intraday high and low trading prices for the Target Company ADS.

	US$ per ADS High	US$ per ADS Low
CY2019
Q1CY2019	11.4	8.3
Q2CY2019	11.2	8.7
Q3CY2019	10.2	7.0
Q4CY2019	9.1	7.7
CY2020
Q1CY2020	9.4	3.2
Q2CY2020	6.0	3.2
Q3CY2020	7.5	5.6
Q4CY2020	8.9	4.9
CY2021
Q1CY2021 (up to March 15, 2021)	12.9	8.7

Source: www.nasdaq.com

10.6.	Information regarding Specified Persons

Applicable U.S. securities laws require disclosure of certain information regarding the Acquirer and the PACs, each executive officer and director of the Acquirer and the PACs, each person controlling the Acquirer and the PACs, and each executive officer and director of any person ultimately in control of the Acquirer and the PACs. We refer to these persons, other than the Acquirer and the PACs, as the “specified persons”.

Relevant information regarding the Acquirer and the PACs, as well as each director of the Acquirer and the PACs, is set forth under section “Background of the Acquirer and the PACs” of this Letter of Offer. The name, citizenship, business address, business telephone number and present principal occupation or employment and past material occupation, positions, offices or employment for each executive officer of the Acquirer is set forth below. The PACs do not have any executive officers.

1.

Name: GR Arun Kumar

Designation: Chief Financial Officer, Vedanta Resources Limited, 4th Floor, 30 Berkeley Square, London W1J 6EX, United Kingdom

Tel. No.: +442074995900

Fax No.: +442074918440

Country of Citizenship: India

Mr. GR Arun Kumar has over 23 years of experience at global multinationals like Hindustan Unilever and General Electric. Prior to joining the Vedanta group in the year 2013, he was the chief financial officer for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai. He is a fellow member of the Institute of Chartered Accountants of India.

Mr. Kumar is one of the directors on the board of directors of the Target Company and also serves as its chief financial officer. As previously disclosed, Mr. Kumar has notified the Target Company of his resignation from these positions and from the position of chief financial officer of Vedanta Resources Limited. The effective date of relieving of Mr. Kumar will be announced in due course. See Form 6-K filed on February 23, 2021 and www.bseindia.com and www.nseindia.com for the disclosures made to BSE and NSE.

2

Name: Mr. Deepak Kumar

Designation: Company Secretary, Vedanta Resources Limited, 4th Floor, 30 Berkeley Square, London W1J 6EX, United Kingdom

Tel. No.: +442074995900

Fax No.: +442074918440

Country of Citizenship: United Kingdom

Mr. Deepak Kumar joined the Vedanta Group in 2006 as the Group Company Secretary. He is a Chartered accountant from Institute of Chartered Accountants in England and Wales and BA Hons from Westminster University.

As described in paragraphs 4.2.5, 4.3.5 and 4.4.5 of this LOF, the Acquirer controls, directly or indirectly, each PAC. The Acquirer is a wholly owned subsidiary of Volcan Investments Limited. See paragraph 4.1.5 of this LOF for details on the shareholding pattern of Acquirer. Volcan Investments Limited is wholly owned by the Anil Agarwal Discretionary Trust. The sole trustee of the Anil Agarwal Discretionary Trust is Conclave PTC Limited. Conclave PTC Limited controls all voting and investment decisions of the Anil Agarwal Discretionary Trust, and is ultimately in control of the Acquirer and the PACs. Mr. Anil Agarwal, the Executive Chairman of the Acquirer and protector of the Anil Agarwal Discretionary Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Anil Agarwal Discretionary Trust and since October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Anil Agarwal Discretionary Trust.

The principle business, place of organization, business address and business telephone number for Conclave PTC Limited is set forth below.

1.	Conclave PTC Limited c/o Higgs & Johnson, Ocean Center, East Bay Street, Montagu Foreshore, Nassau, Bahamas Tel No.: +1 242 502 5200	Principle Business: Private Trustee Place of Organization: Bahamas

The name, citizenship, business address, business telephone number and present principal occupation or employment and past material occupation, positions, offices or employment for each executive officer and director of Conclave PTC Limited is set forth below.

1.

Mr. Anil Agarwal

Director of Conclave PTC Limited

- sole trustee of Anil Agarwal Discretionary Trust 30 Berkeley Square, London, W1J 6EX, United Kingdom

Tel. No.: + 44 207 499 5900

Country of Citizenship: India

Mr. Anil Agarwal studied at Miller High School, Patna. He founded the Vedanta Group in 1976.

Mr. Anil Agarwal was appointed to the board of directors of the Acquirer in May 2003 and has served as the Executive Chairman of the Acquirer since March 2005 and chairs the nominations committee. He is the Non-Executive Chairman of the board of directors of the Target Company and is a director of Sterlite Technologies Limited, Conclave PTC Limited and the Anil Agarwal Foundation.

2.

Mr. Ellison Isaac Collie

Director of Conclave PTC Limited - sole trustee of Anil Agarwal Discretionary Trust Elco Group, Loyalist Plaza, Don Mackay Boulevard, Marsh Harbour, ABACO Bahamas

Tel. No.: +1 242 367 2558

Country of Citizenship: Bahamas

Mr. Ellison Isaac Collie has been the managing director of the Elco Group for over 20 years. The Elco Group specializes in providing corporate and financial services.

During the past five years, none of the Acquirer or the PACs, or, to the best of our knowledge, any of the other specified persons, (i) have been convicted of any criminal proceedings during the past five years (excluding traffic violations or similar misdemeanors) or (ii) were not parties to any judicial or administrative proceedings during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The information previously disclosed under “Item 4 - Information of the Company” on Form 20-F, filed by the Target Company on September 15, 2020 and under “Item 7 – Major Shareholders and Related Party Transactions” on Form 20-F filed by the Target Company on July 15, 2019 is incorporated herein by reference.

Except as disclosed in or incorporated by reference into this LOF, (i) none of the Acquirer or the PACs, any majority-owned subsidiary of the Acquirer or the PACs or, to the best of our knowledge, any of the other specified persons or any associate of any of the specified persons beneficially owns or has any right to acquire, directly or indirectly, any Equity Shares or ADSs and (ii) none of the Acquirer or the PACs or, to the best knowledge of the Acquirer or the PACs, any of the other specified persons nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Equity Shares or the ADSs during the past 60 days.

As previously disclosed on Form 6-K filed in September 30, 2020, in September 2020, the Acquirer along with PAC 2 and PAC 3, made an offer to acquire Equity Shares and voluntarily delist the Equity Shares from the Stock Exchanges in accordance with SEBI (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) and if such delisting was successful then also delist the ADSs from New York Stock Exchange and deregister the Target Company from U.S. Securities and Exchange Commission. The foregoing transaction was unsuccessful in terms of the Delisting Regulations and appropriate disclosure regarding the same was made on October 10, 2020 to the Stock Exchanges.

On December 24, 2020, the Acquirer, through PAC 3, purchased from the market 185,000,000 Equity Shares of the Target Company at a price of INR 159.94 per equity share increasing its stake from 50.13% to 55.11% of the total paid up share capital of the Target Company.

Except as disclosed in or incorporated by reference into this LOF, none of the Acquirer or the PACs or, to the best of our knowledge, any of the other specified persons has any contract, arrangement, or understanding with any other person with respect to any securities of the Target Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as disclosed in or incorporated by reference into this LOF, none of the Acquirer or the PACs or, to the best of our knowledge, any of the other specified persons has had any business relationship or transaction with the Target Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Letter of Offer, there have been no contacts, negotiations or transactions between the Acquirer or the PACs or, to the best of our knowledge, any of the other specified persons, on the one hand, and the Target Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

10.6.1	Solicitations or Recommendations

Except as otherwise disclosed in the Letter of Offer, no persons or classes of persons are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer.

11.	DOCUMENTS FOR INSPECTION

The following material documents will be available for inspection by the Public Shareholders at the office of the Manager to the Offer i.e., J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East), Mumbai – 400 098 on any Working Day (except Saturdays and Sundays) between 10:00 am to 05:00 pm during the Tendering Period:

11.1.	Certified copies of the constitutional documents and certificate of incorporation of the Acquirer and the PACs;

11.2.

Copies of the audited consolidated financial statements of the Acquirer as of and for the financial years ended on March 31, 2020, March 31, 2019, and March 31, 2018, audited by the statutory auditor of the Acquirer, and interim consolidated financial statements for the six months ended on September 30, 2020, which have been subject to limited review by the statutory auditor of the Acquirer;

11.3.

Copies of the audited standalone financial statements of the PAC 1 as of and for the financial years ended on March 31, 2020, March 31, 2019, and March 31, 2018, audited by the statutory auditor of the PAC, and unaudited standalone financial statements for six months ended on September 30, 2020, which have been subject to limited review by the statutory auditor of the PAC 1;

11.4.

Copy of unaudited standalone financial statements of PAC 2 for a period from June 29, 2020 (date of incorporation) to September 30, 2020 which have been subject to limited review by the statutory auditor of the PAC 2;

11.5.

Copy of unaudited standalone financial statements of PAC 3 for a period from June 29, 2020 (date of incorporation) to September 30, 2020 which have been subject to limited review by the statutory auditor of the PAC 3;

11.6.

Copies of the annual reports of the Target Company for the financial years ended on March 31, 2020, March 31, 2019, and March 31, 2018, and copy of the unaudited consolidated financial statements for the six ended on September 30, 2020, which have been subject to limited review by the statutory auditor of the Target Company;

11.7.

Copy of the certificate issued by Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W) certifying the computation of the Offer Price and the adequacy of financial resources of the Acquirer and the PACs to fulfil the Offer obligations;

11.8.	Copy of the Escrow Agreement;

11.9.

Copy of the letter received from the Escrow Agent, confirming receipt of a cash amount of INR 17,600.69 million (Indian Rupees Seventeen Thousand Six Hundred point Six Nine Million only) in the Escrow Account on March 15, 2021;

11.10.	Copy of the PA, Corrigendum to PA, DPS, Corrigendum to DPS and DLOF and the offer opening public announcement;

11.11.	Copy of the recommendation published by the committee of independent directors of the Target Company in relation to the Offer; and

11.12.	Copy of SEBI’s observation letter no. SEBI/ HO/CFD/DCR-III/OW/4188/1, dated February 16, 2021, in regard to the DLOF, and SEBI’s email dated March 02, 2021.

12.	DECLARATION BY THE ACQUIRER AND THE PACS

12.1.

The Acquirer and the PACs and their respective directors, in their capacity as directors, accept full responsibility for the information contained in this LOF including the Form of Acceptance (other than as specified in paragraph 12.3 below).

12.2.

The Acquirer and the PACs shall be jointly and severally responsible for ensuring compliance with the provisions of the SEBI (SAST) Regulations and for their obligations as laid down in the SEBI (SAST) Regulations.

12.3.

The information pertaining to the Target Company contained in the PA, Corrigendum, DPS, Corrigendum to DPS and DLOF and this LOF or any other advertisement/publications made in connection with the Open Offer has been compiled from information published or provided by the Target Company or publicly available sources, which have not been independently verified by the Acquirer, the PACs or the Manager. The Acquirer and the PACs do not accept any responsibility with respect to any information provided in PA, Corrigendum, DPS, Corrigendum to DPS and DLOF, DLOF and this LOF pertaining to the Target Company.

EXECUTED by the Acquirer and the PACs acting through its duly authorised representative

For and on behalf of Vedanta Resources Limited	For and on behalf of Twin Star Holdings Limited

Sd/-	Sd/-

Authorised Signatory	Authorised Signatory

Place: London	Place: Mauritius

Date: March 16, 2021	Date: March 16, 2021

For and on behalf of Vedanta Holdings Mauritius Limited	For and on behalf of Vedanta Holdings Mauritius II Limited

Sd/-	Sd/-

Authorised Signatory	Authorised Signatory

Place: Mauritius	Place: Mauritius

Date: March 16, 2021	Date: March 16, 2021

Encl:

1. Form of Acceptance

2. Transfer deed for Public Shareholders holding Equity Shares in physical form.